Exhibit 99.2

ENTRÉE GOLD INC.

PACMAG METALS LIMITED

SCHEME IMPLEMENTATION AGREEMENT

BLAKISTON & CRABB
LAWYERS
1202 Hay Street
WEST PERTH  WA  6005
Tel:  (08) 9322 7644
Fax:  (08) 9322 1506
Ref:  AMM.JAA.ENTR/16199

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATIONS	1
2.	CONDITIONS PRECEDENT	13
3.	TRANSACTION STEPS	17
4.	SCHEME CONSIDERATION	19
5.	IMPLEMENTATION OF TRANSACTION	21
6.	REPRESENTATIONS AND WARRANTIES	26
7.	PUBLIC ANNOUNCEMENTS	27
8.	TERMINATION	28
9.	EXCLUSIVITY AND NON SOLICITATION	29
10.	REIMBURSEMENT OF COSTS	33
11.	NOTICES	37
12.	GENERAL	38

ANNEXURE 1
ANNEXURE 2
ANNEXURE 4
ANNEXURE 5
ANNEXURE 6
ANNEXURE 7
ANNEXURE 8

SCHEME IMPLEMENTATION AGREEMENT

AGREEMENT dated 28 November, 2009.

BETWEEN:

ENTRÉE GOLD INC. Company No: C0725704, a company incorporated under the laws of British Columbia, Canada and with a registered address of Suite 1201, 1166 Alberni Street Vancouver, BC V6E 3Z3, Canada ("Entrée");

AND

PACMAG METALS LIMITED ACN 066 353 231 of Level 2, 33 Ord Street, West Perth, Western Australia, Australia ("PacMag").

RECITALS:

A.
The parties have agreed to effect a transaction by means of schemes of arrangement under Part 5.1 of the Corporations Act, under which Entrée Australia will acquire all of the PacMag Shares and PacMag Options (and PacMag will become a wholly owned subsidiary of Entrée Australia), in accordance with the terms of this Agreement.

B.	The parties have agreed in good faith to implement the Schemes of Arrangement upon the terms and conditions of this Agreement.

AGREED as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and expressions have meanings as follows:

"Alternative Proposal for PacMag" means in relation to PacMag and excluding the Transaction:

(a)	any proposal for a takeover bid, scheme of arrangement, capital reconstruction, buy-back, merger, amalgamation, consolidation or other business combination involving PacMag or any of its subsidiaries;

(b)	any proposal which could result in a person who does not already have Voting Power of more than 20% in PacMag, having Voting Power of more than 20% in PacMag; or

(c)	any proposal which could result in a person acquiring assets of PacMag or its subsidiaries having a book value, or for a consideration, of more than CAD$250,000;

"ASIC" means the Australian Securities and Investments Commission;

"ASX" means ASX Limited ACN 008 624 691 trading as the Australian Securities Exchange;

"Associates" means, in relation to a party, its:

(a)	subsidiaries;

(b)	officers, directors and employees of it or its subsidiaries; and

(c)	investment bankers or corporate or financial advisers, lawyers and other advisers of it or its subsidiaries;

"Break Fee" means CAD$350,000, being the amount which the parties have agreed is reasonable compensation to Entrée or PacMag, as the case may be, for the Schemes not proceeding and payable in accordance with this Agreement;

"Business Day" means a weekday on which trading banks are open for business in Perth, Western Australia and Vancouver, British Columbia;

"Confidentiality Deed" means the Disclaimer and Confidentiality Deed made on 9 November 2009 between PacMag and Entrée;

"Consideration Shares" means those Entrée Shares forming part of the Scheme Consideration;

"Corporations Act" means the Corporations Act 2001 (Cth);

"Court" means a court of competent jurisdiction under the Corporations Act;

"Effective" means, when used in relation to the Schemes of Arrangement, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to each of the Schemes of Arrangement;

"Effective Date" means the date on which the all of the Schemes become Effective;

"End Date" means 30 June 2010;

"Entrée Australia" means Entrée Australia Pty Ltd ACN 140 745 768 , a wholly owned subsidiary of Entrée;

"Entrée Board" means the board of directors of Entrée;

"Entrée Due Diligence Information" means all written information relating to the business, assets, liabilities, operations, profits and losses, financial position and performance and prospects of Entrée and its subsidiaries provided to PacMag or its Associates on or before the date of this Agreement;

"Entrée Indemnified Parties" means Entrée and its directors, employees, consultants and advisers;

"Entrée Information" means such information regarding Entrée and Entrée Shares provided by Entrée to PacMag in writing for inclusion in the Scheme Booklet so as to enable PacMag to comply with its obligations under clause 5.1(a);

"Entrée Material Adverse Change" means one or more events or occurrences or matters individually or in aggregate that:

(a)
has or could reasonably be expected to have a material adverse effect on the business, properties, financial condition, results, operations or prospects of Entrée and its subsidiaries, taken as a whole;

(b)
creates or could reasonably be expected to create liabilities, or results or could reasonably be expected to result in a diminution of the value of Entrée's assets, which in aggregate exceed CAD$50 million; or

(c)	prevent Entrée from performing its obligations pursuant to this Agreement,

but does not include:

(a)	any events or occurrences or matters required or permitted by this Agreement, the Schemes or transactions contemplated by them;

(b)
any events or occurrences or matters which have been fairly disclosed by Entrée to PacMag or its Associates in writing before the date of this Agreement (including because of disclosures made to the TSX or NYSE);

(c)	any events or occurrences or matters which have been approved by PacMag in writing;

(d)	any events or occurrences or matters that are or that arise from changes in world copper prices, gold prices, molybdenum prices, coal prices or exchange rates;

(e)	any events or occurrences or matters caused by the announcement of the Transaction; or

(f)	a fall in Entrée's share price;

"Entrée Prescribed Occurrence" means the occurrence of any of the following:

(a)	Entrée converting all or any of its shares into a larger or smaller number of shares;

(b)
Entrée resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares for an amount in excess of CAD$25 million (individually or in aggregate);

(c)	Entrée:

(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement;

for an amount in excess of CAD$25 million (individually or in aggregate);

(d)
Entrée declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders for an amount in excess of CAD$25 million (individually or in aggregate);

(e)
Entrée issuing or agreeing to issue, securities or other instruments convertible into shares or debt securities other than pursuant to a pre-existing contractual commitment for an amount in excess of CAD$50 million (individually or in aggregate);

(f)	Entrée making any change or amendment to its constating documents;

(g)
Entrée or a subsidiary of Entrée disposing, or agreeing to dispose, of to a third party the whole, or a substantial part, of its business or property for an amount in excess of CAD$50 million (individually or in aggregate);

(h)
Entrée, or a subsidiary of Entrée disposing of or agreeing to dispose of to a third party any securities, business, assets, interests in a joint venture, entity or undertaking for an amount in excess of CAD$50 million (individually or in aggregate);

(i)
Entrée or a subsidiary of Entrée creating, or agreeing to create, any mortgage, charge, lien or other encumbrance in favour of a third party over the whole, or a substantial part, of its business or property to secure an amount in excess of CAD$50 million (individually or in aggregate);

(j)	Entrée or a subsidiary of Entrée:

(i)
entering into any contract or commitment, including incurring financial indebtedness, requiring payments by Entrée or a subsidiary of Entrée to a third party in excess of CAD$50 million (individually or in aggregate) or any other onerous or long term commitment;

(ii)	without limiting sub-paragraph (i), incurring or agreeing to incur capital expenditure after the date of this Agreement of more than CAD$25 million (individually or in aggregate);

(iii)	waiving any material third party default where the financial impact on Entrée or a subsidiary of Entrée will be in excess of CAD$25 million (individually or in aggregate); or

(iv)	otherwise waiving, releasing, granting, or transferring any rights in favour of or to a third party with a value of more than CAD$25 million (individually or in aggregate);

(k)	Entrée or a subsidiary of Entrée providing financial accommodation other than to Entrée or a subsidiary of Entrée in excess of CAD$50 million (individually or in aggregate);

(l)
Entrée or a subsidiary of Entrée being deregistered as a company or otherwise dissolved, except in the case of a subsidiary of Entrée with net assets of less than CAD$50 million as at the date of this Agreement; or

(m)	an Insolvency Event occurring in relation to Entrée or a subsidiary of Entrée,

other than:

(a)
matters which have been fairly disclosed by Entrée to PacMag or its Associates in the course of their due diligence investigations in relation to Entrée prior to the entry into this Agreement or which have been disclosed to the TSX or NYSE prior to the date of this Agreement; or

(b)	matters which have been approved by PacMag in writing;

"Entree Representations and Warranties" means the representations and warranties of Entrée in Annexure 4;

"Entrée Shares" means common shares in the capital of Entrée;

"Excluded Proposal" means the proposal between Wasco Mining Limited (ACN 135 319  069) (“Wasco”) and the Blue Rose Joint Venture between PacMag and Giralia Resources NL (ABN 63 009 218 204) whereby Wasco has offered to acquire from the joint venture a 100% interest of an area of approximately 10km2 within the area covered by the joint venture;

"Exclusivity Period" means the period commencing on the Execution Date and ending on the first to occur of the End Date, the Effective Date or the termination of this Agreement;

"Execution Date" means the date upon which the last party to this Agreement executes this Agreement;

"Foreign Shareholder" means a Share Scheme Participant whose address in the PacMag register of members is a place outside Australia and its external territories, New Zealand or Canada;

"Governmental Agency" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity;

"Implementation Date" means the fifth Business Day following the Record Date (or such other date as agreed between the parties);

"Independent Expert" means the independent expert in respect of the Schemes appointed by PacMag;

"Independent Expert's Report" means a report prepared by the Independent Expert stating whether or not in its opinion the Scheme is in the best interests of PacMag Shareholders and setting out the Independent Expert’s reasons for that opinion;

"Insolvency Event" means in relation to a person:

(a)
the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official to the person or to the whole or a substantial part of the property or assets of the person;

(b)	the entry by the person into a compromise or arrangement with its creditors generally;

(c)
the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or order for the winding up or dissolution of the person other than where the application or order (as the case may be) is set aside within 14 days;

(d)	the person suspends or threatens to suspend payment of its debts generally;

(e)	the person ceases or threatens to cease to carry on business; or

(f)
the person is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act or other applicable legislation or is otherwise presumed to be insolvent under the Corporations Act or other applicable legislation;

"Listing Rules" means the official listing rules of ASX;

"Material Adverse Change" means a PacMag Material Adverse Change or an Entrée Material Adverse Change, as the case may be;

"Material Contract" means a contract or commitment requiring payments over the term of the contract in excess of $250,000 or for a term of more than 3 years;

"Non-Scheme Option" means an option to acquire a PacMag Share set out in item 2 of Annexure 2;

"Non-Scheme Optionholder" means a holder of Non-Scheme Options;

"Non-Scheme Options Offer" means an offer to be made by Entrée substantially on the terms set out in clause 3.6 and item 2 of Annexure 2;

"NYSE" means NYSE AMEX LLC or the New York Stock Exchange;

"Option Scheme Consideration" means in respect of the Option Scheme, the consideration to be provided by Entrée to each Option Scheme Participant for the cancellation of each PacMag Option held by a Option Scheme Participant, determined in accordance with clause 4.2 and Annexure 2;

"Option Scheme" means a scheme of arrangement between PacMag and the Option Scheme Participants under section 411 of the Corporations Act to give effect to the terms of this Agreement, substantially in the form of Annexure 6 or in such other form as is agreed between Entrée and PacMag, subject to:

(a)	any alterations or conditions made or required under section 411(6) of the Corporations Act; and

(b)	any other alterations or conditions approved in writing by each party,

"Option Scheme Deed Poll" means the deed poll substantially in the form of Annexure 8 or in such other form as is agreed between Entrée and PacMag;

"Option Scheme Meeting" means the meeting to be convened by the Court in relation to the Option Scheme pursuant to section 411(1) of the Corporations Act;

"Option Scheme Participants" means PacMag Optionholders as at the Record Date;

"PacMag Board" means the board of directors of PacMag;

"PacMag Due Diligence Information" means all written information relating to the business, assets, liabilities, operations, profits and losses, financial position and performance and prospects of PacMag and its subsidiaries provided to Entrée or its Associates on or before the date of this Agreement;

"PacMag Indemnified Parties" means PacMag and its directors, employees, consultants and advisers;

"PacMag Material Adverse Change" means one or more events or occurrences or matters individually or in aggregate that:

(a)
has or could reasonably be expected to have a material adverse effect on the business, properties, financial condition, results, operations or prospects of PacMag and its subsidiaries, taken as a whole;

(b)
creates or could reasonably be expected to create liabilities, or results or could reasonably be expected to result in a diminution of the value of PacMag's assets, which in aggregate exceed A$250,000; or

(c)	prevent PacMag from performing its obligations pursuant to this Agreement,

but does not include:

(a)	any events or occurrences or matters required or permitted by this Agreement, the Schemes or transactions contemplated by them;

(b)
any events or occurrences or matters which have been fairly disclosed by PacMag to Entrée or its Associates in writing before the date of this Agreement (including because of disclosures made to the ASX);

(c)	any events or occurrences or matters which have been approved by Entrée in writing;

(d)	any events or occurrences or matters that are or that arise from

(e)	changes in world copper prices, gold prices or exchange rates;

(f)	any events or occurrences or matters caused by the announcement of the Transaction; or

(g)	a fall in PacMag's share price;

"PacMag Option" means an option to acquire a PacMag Share set out in item 1 of Annexure 2, but for the avoidance of doubt excluding a Non-Scheme Option;

"PacMag Optionholder" means a holder of PacMag Options;

"PacMag Optionholder Approval" means a resolution in favour of the Option Scheme passed by PacMag Optionholders pursuant to section 411(4)(a)(i) of the Corporations Act;

"PacMag Prescribed Occurrence" means the occurrence of any of the following:

(a)	PacMag converting all or any of its shares into a larger or smaller number of shares;

(b)	PacMag or a subsidiary of PacMag resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(c)	PacMag or a subsidiary of PacMag:

(i)	entering into a buy-back agreement; or

(ii)	resolving to approve the terms of a buy-back agreement under the Corporations Act;

(d)	PacMag declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

(e)
PacMag or a subsidiary of PacMag issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option other than pursuant to the exercise of a PacMag  Option or a Non-Scheme Option in accordance with its terms;

(f)	PacMag or a subsidiary of PacMag issuing or agreeing to issue, securities or other instruments convertible into shares or debt securities;

(g)	PacMag or a subsidiary of PacMag making any change or amendment to its constitution;

(h)	PacMag or a subsidiary of PacMag disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(i)	PacMag, or a subsidiary of PacMag:

(i)	acquiring or disposing of;

(ii)	agreeing to acquire or dispose of; or

(iii)	offering, proposing, announcing a bid or tendering for,

any securities, business, assets, interests in a joint venture, entity or undertaking, the value of which exceeds A$250,000, except in respect of an Excluded Proposal;

(j)	PacMag or a subsidiary of PacMag creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(k)
PacMag or a subsidiary of PacMag entering into a contract or commitment which materially restrains PacMag or a subsidiary of PacMag from competing with any person or conducting activities in any significant market;

(l)	PacMag or a subsidiary of PacMag:

(i)
entering into any contract or commitment, including incurring financial indebtedness, requiring payments by PacMag or a subsidiary of PacMag in excess of A$250,000 (individually or in aggregate) or any other onerous or long term commitment (except that PacMag may renew existing employment and consulting agreements with each member of the PacMag Board on materially the same terms as the existing on 1 November 2009, the aggregate value of which must not exceed A$1,000,000);

(ii)	without limiting sub-paragraph (i), incurring or agreeing to incur capital expenditure after the date of this Agreement of more than A$250,000 (individually or in aggregate);

(iii)	waiving any material third party default where the financial impact on PacMag or a subsidiary of PacMag will be in excess of A$250,000 (individually or in aggregate);

(iv)	otherwise waiving, releasing, granting, or transferring any rights with a value of more than A$250,000 (individually or in aggregate); or

(m)	settling as a settlement or compromise of a material matter less than the full compensation due to PacMag or a subsidiary of PacMag;

(n)	PacMag or a subsidiary of PacMag providing financial accommodation other than to PacMag or a subsidiary of PacMag in excess of A$250,000 (individually or in aggregate);

(o)
PacMag or a subsidiary of PacMag entering into or materially amending any employment, consulting, severance or similar agreement or arrangement including the acceleration of any rights under such agreements or arrangements with officers, directors or other executives of the party or a subsidiary of the party or otherwise materially increasing compensation or benefits for any of the above other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this Agreement (other than the renewal of the existing employment and consulting agreements between PacMag and each member of the PacMag Board on materially the same terms as those existing on 1 November 2009);

(p)
PacMag or a subsidiary of PacMag paying any of its directors, consultants, employees or advisers a termination or retention payment, otherwise than in accordance with an existing agreement on the Execution Date;

(q)	PacMag or a subsidiary of PacMag changing any significant accounting policy applied by them to report their financial position;

(r)
PacMag or a subsidiary of PacMag entering into or resolving to enter into a transaction with any related party of PacMag as defined in section 228 of the Corporations Act, which requires approval under Chapter 2E of the Corporations Act or the Listing Rules;

(s)
PacMag or a subsidiary of PacMag  being deregistered as a company or otherwise dissolved, except in the case of a subsidiary of PacMag with net assets of less than A$250,000 as at the date of this Agreement; or

(t)	an Insolvency Event occurring in relation to PacMag or a subsidiary of PacMag,

other than:

(a)	as required by this Agreement, the Share Scheme, the Option Scheme, the Share Scheme Deed Poll, the Option Scheme Deed Poll;

(b)
matters which have been fairly disclosed by PacMag to Entrée or its Associates in the course of their due diligence investigations in relation to PacMag prior to the entry into this Agreement or which have been disclosed to ASIC or the ASX; or

(c)	matters which have been approved by Entrée in writing;

"PacMag Representations and Warranties" means the representations and warranties of PacMag in Annexure 3;

"PacMag Shareholder Approval" means a resolution in favour of the Share Scheme of Arrangement passed by PacMag Shareholders pursuant to section 411(4)(a)(ii) of the Corporations Act;

"PacMag Shareholders" means the holders of PacMag Shares;

"PacMag Shares" means fully paid ordinary shares in PacMag;

"Record Date" means 5.00 pm on the fifth Business Day following the Effective Date;

"Regulatory Approvals" means the approvals set out in clause 2.1(a);

"Schemes" or "Schemes of Arrangement" means the Share Scheme and Option Scheme;

"Scheme Booklet" means, in respect of the Schemes, the information described in clause 5.1(b) to be approved by the Court and despatched to PacMag Shareholders and PacMag Optionholders;

"Scheme Consideration" means the Share Scheme Consideration and the Option Scheme Consideration;

"Scheme Meetings" means the Option Scheme Meeting and the Share Scheme Meeting;

"Scheme Participants" means Option Scheme Participants and Share Scheme Participants;

"Second Court Date" means the day on which the Court makes an  order pursuant to sections 411(4)(b) of the Corporations Act approving the Schemes;

"Share Scheme Consideration" means in respect of the Share Scheme, the consideration to be provided by Entrée to each Share Scheme Participant for the transfer of each PacMag Share held by a Share Scheme Participant, determined in accordance with clause 4.1;

"Share Scheme" means a scheme of arrangement between PacMag and the Share Scheme Participants under section 411 of the Corporations Act to give effect to the terms of this Agreement, substantially in the form of Annexure 5 or in such other form as is agreed between Entrée and PacMag, subject to:

(a)	any alterations or conditions made or required under section 411(6) of the Corporations Act; and

(b)	any other alterations or conditions approved in writing by each party;

"Share Scheme Deed Poll" means the deed poll substantially in the form of Annexure 7 or in such other form as is agreed between Entrée and PacMag;

"Share Scheme Meeting" means the meeting to be convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act;

"Share Scheme Participants" means PacMag Shareholders as at the Record Date;

"Superior Proposal" means a bona fide Alternative Proposal for PacMag which would, if consummated in accordance with its terms, result in a transaction more favourable to the PacMag Shareholders, considered as a whole, than the Transaction;

"Transaction" means the acquisition of PacMag by Entrée Australia through implementation of the Schemes in accordance with the terms of this Agreement;

"TSX" means the Toronto Stock Exchange; and

"Voting Power" has the same meaning as in section 610 of the Corporations Act.

1.2	Interpretation

(a)	In this Agreement, unless the context otherwise requires:

(i)	references to a recital, clause, schedule, annexure or exhibit is to a recital, clause, schedule, annexure or exhibit of or to this Agreement;

(ii)	a reference to this Agreement or another instrument includes any variation or replacement of any of them;

(iii)
a reference to any statute shall include any amendment, replacement or re-enactment of such statute for the time being in force and any by-laws, statutory instruments, rules, regulations, notices, orders, directions, consents or permissions made under such statute and any conditions attaching to them;

(iv)	the singular includes the plural and vice versa;

(v)	a reference to any gender includes all genders;

(vi)	a reference to a person includes a reference to the person's executors, administrators, substitutes, successors and permitted assigns;

(vii)	a covenant, representation or warranty in favour of two or more persons is for the benefit of them jointly and severally;

(viii)	a covenant, representation or warranty on the part of two or more persons binds them jointly and severally;

(ix)	a reference to CAD$ is a reference to the currency of Canada and a reference to A$ is a reference to the currency of Australia;

(x)	a reference to any time is to the time in Perth, Western Australia;

(xi)	where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

(xii)	the words "including", "such as", "particularly" and similar expressions do not imply limitation.

(b)	In this Agreement, headings are for convenience of reference only and do not affect interpretation.

(c)	In the interpretation of this Agreement, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward this Agreement or any part of this Agreement.

(d)	If the day on which any act, matter or thing is to be done under or pursuant to this Agreement is not a Business Day, that act, matter or thing may be done on the next Business Day.

2.	CONDITIONS PRECEDENT

2.1	Conditions Precedent

Subject to this clause 2, the Schemes will not become Effective until, and the obligations of Entrée under clauses 4.1 and 4.2 are conditional upon, each of the following conditions precedent is satisfied or waived to the extent and in the manner set out in clause 2.2:

(a)	subject to clause 2.6:

(i)	ASIC, ASX, TSX and NYSE issue or provide such consents or approvals or do other acts which PacMag and Entrée agree are necessary or desirable to implement the Transaction; and

(ii)
all other approvals of a Governmental Agency, including the Foreign Investment Review Board, which PacMag and Entrée agree are necessary or desirable to implement the Transaction are obtained, (together "Regulatory Approvals") before 8.00am on the Second Court Date;

(b)
no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Transaction will be in effect at 8.00am on the Second Court Date;

(c)	the Court makes orders pursuant to sections 411(4)(b) of the Corporations Act approving the Share Scheme;

(d)	PacMag Shareholder Approval is obtained;

(e)	no Entrée Material Adverse Change occurs between the Execution Date and 8.00am on the Second Court Date;

(f)	no Entrée Prescribed Occurrence occurs between the Execution Date and 8.00am on the Second Court Date

(g)	the Entrée Representations and Warranties are true and correct in all material respects by 8.00am on the Second Court Date;

(h)	no PacMag Material Adverse Change occurs between the Execution Date and 8.00am on the Second Court Date;

(i)	no PacMag Prescribed Occurrence occurs between the Execution Date and 8.00am on the Second Court Date;

(j)	the PacMag Representations and Warranties are true and correct in all material respects by 8.00am on the Second Court Date;

(k)
no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument which PacMag or any of its subsidiaries are a party, or by or to which PacMag or any of its subsidiaries or any of its assets may be bound or subject, which results or could result, to an extent which is material in the context of PacMag and its subsidiaries taken as a whole:

(i)	any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(ii)	the interest of PacMag or any of its subsidiaries in any joint venture, trust, corporation or other entity (or any arrangement relating to such interest) being terminated or modified; or

(iii)	the business of PacMag or any of its subsidiaries being adversely affected, as a result of the acquisition of the PacMag Shares by Entrée Australia;

(l)	no Alternative Proposal for PacMag being made or announced;

(m)	PacMag Optionholder Approval is obtained;

(n)	the Court makes orders pursuant to sections 411(4)(b) of the Corporations Act approving the Option Scheme;

(o)
all Non-Scheme Options are exercised or agreed to be acquired or cancelled under the Non-Scheme Options Offer and PacMag obtains all necessary waivers from ASX under Listing Rule 6.23 which PacMag and Entrée agree are necessary or desirable to acquire or cancel the Non-Scheme Options under the Non-Scheme Options Offer;

(p)
the Independent Expert’s Report concludes that the Share Scheme is in the best interest of PacMag Shareholders and the Option Scheme is in the best interest of PacMag Optionholders before the date on which the Scheme Booklet is lodged with ASIC;

(q)	office copies of the Court orders approving the Share Scheme and the Option Scheme are lodged with ASIC under section 411(10) of the Corporations Act; and

(r)
before 8.00 am on the Second Court Date, the Consideration Shares shall have been conditionally approved for listing on the TSX (without any requirement to obtain approval from holders of Entrée Shares or, if such approval is required, such approval shall have been obtained), subject subject to customary listing conditions.

2.2	Waiver of conditions precedent

(a)	The conditions precedent in clauses 2.1(a), 2.1(b), 2.1(c), 2.1(d), 2.1(p), 2.1(q) and 2.1(r) are for the benefit of each party and cannot be waived.

(b)
The conditions precedent in clauses 2.1(e), 2.1(f), 2.1(g), are for the sole benefit of PacMag and any breach or non-fulfilment of those conditions may only be waived by PacMag giving its written consent.

(c)
The conditions precedent in clauses 2.1(h), 2.1(i), 2.1(j), 2.1(k), 2.1(l), 2.1(m), 2.1(n) and 2.1(o) are for the sole benefit of Entrée and any breach or non-fulfilment of those conditions may only be waived by Entrée giving its written consent.

(d)	A party entitled to waive a condition precedent pursuant to this clause 2.2 may do so in its absolute discretion.

(e)
If a party waives the breach or non-fulfilment of any of the conditions precedent in clause 2.1, that waiver will not preclude it from suing the other party for any breach of this Agreement including without limitation a breach that resulted in the non-fulfilment of the condition precedent that was waived.

2.3	Reasonable endeavours

Subject to clause 2.5:

(a)	PacMag will use its reasonable endeavours to procure that the conditions precedent in clauses 2.1(h), 2.1(i), 2.1(j) and 2.1(k) are satisfied;

(b)	Entrée will use its reasonable endeavours to procure that the conditions precedent in clauses 2.1(e), 2.1(f) and 2.1(g) are satisfied;

(c)	each of PacMag and Entrée must use its reasonable endeavours to procure that:

(i)	each of the conditions precedent in clauses 2.1(a), 2.1(b), 2.1(c), 2.1(d), 2.1(m), 2.1(n), 2.1(o), 2.1(p), 2.1(q) and 2.1(r) are satisfied; and

(ii)
there is no occurrence within the control of PacMag or Entrée (as the context requires) or their subsidiaries that would prevent the conditions precedent in clause 2.1, which such party must use reasonable endeavours to satisfy, being satisfied.

2.4	Pre-implementation steps

Without limiting the generality of clause 2.3:

(a)
PacMag will promptly apply for all relevant Regulatory Approvals and provide to Entrée a copy of all such applications and take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time, and will provide Entrée with all information reasonably requested in connection with the applications for regulatory approval.

(b)	Entrée will prepare and provide to PacMag the Entrée Information for inclusion in the Scheme Booklet.

2.5	Conditions precedent not met

(a)
If any of the conditions precedent contained in clause 2.1 is not satisfied or waived by the date specified in this Agreement for its satisfaction, or if the Schemes of Arrangement are not Effective by the End Date, then the parties will consult in good faith:

(i)
with a view to determining whether the Transaction, or a transaction which results in Entrée having beneficial ownership of all PacMag Shares and PacMag Options and Non-Scheme Options may proceed by way of alternative means or methods; or

(ii)	to extend the date for satisfaction of the relevant condition precedent or the End Date or adjourn or change the date of an application to the Court,

and agree a course of action that achieves either (i) or (ii) above.

(b)
If the parties are unable to reach agreement under clause 2.5(a) within 5 Business Days after the relevant date, then unless that condition is waived in accordance with clause 2.2, any party may terminate this Agreement without any liability to the other party by reason of that termination alone unless the relevant occurrence or the failure of the condition precedent to be satisfied, or of the Schemes of Arrangement to become Effective, arises out of a breach by the terminating party of this Agreement.

2.6	Regulatory Approvals

For the purposes of clause 2.1(a), a Regulatory Approval will be regarded as having been obtained despite the fact that the Regulatory Approval was conditional if the relevant conditions cannot reasonably be considered to have a material adverse impact on the value each party considered it would derive from the Transaction provided that nothing in this clause will oblige any party to do or not do any act if they consider, acting reasonably, that to do so would be in breach of any applicable law, rule or regulation.

3.	TRANSACTION STEPS

3.1	Agreement to propose Schemes

PacMag must propose the:

(a)	Share Scheme to PacMag Shareholders; and

(b)	Option Scheme to PacMag Optionholders,

upon and subject to the terms and conditions of this Agreement and the Corporations Act.

3.2	Entrée to assist

Entrée agrees to assist PacMag in proposing the:

(a)	Share Scheme; and

(b)	Option Scheme,

upon and subject to the terms and conditions of this Agreement and the Corporations Act.

3.3	Transfer of PacMag Shares

Under the Share Scheme the PacMag Shares held by Share Scheme Participants will be transferred to Entrée Australia and the Share Scheme Participants will be entitled to receive the Share Scheme Consideration.

3.4	Cancellation of PacMag Options

Under the Option Scheme the PacMag Options held by Optionholder Scheme Participants will be cancelled and the Optionholder Scheme Participants will be entitled to receive the Option Scheme Consideration.

3.5	Option Scheme

(a)	The Option Scheme will be conditional on:

(i)	the ASX granting a waiver from Listing Rule 6.23 in relation to the Option Scheme or PacMag Shareholders giving any necessary approvals under Listing Rule 6.23; and

(ii)	the Share Scheme becoming Effective.

These conditions cannot be waived.

(b)	As soon as practicable after the Execution Date, PacMag must use its reasonable endeavours to procure that ASX grants a waiver from Listing Rule 6.23 in respect of the Option Scheme.

(c)	If the waiver referred to in clause 3.5(b):

(i)	is obtained on or before the draft Scheme Booklet is given to ASIC but is subject to one or more conditions that are not satisfactory to Entrée; or

(ii)
is not obtained on or before the draft Scheme Booklet is given to ASIC, PacMag agrees to seek any approvals that are required from the PacMag Shareholders under Listing Rule 6.23 in relation to the Option Scheme on the same date on which the Option Scheme Meeting is held.

3.6	Non-Scheme Options

(a)
Subject to this clause 3.6, Entrée must within 5 Business Days after the Scheme Booklet is despatched to Scheme Shareholders and Scheme Optionholders, make an offer to each Non-Scheme Optionholder to cancel the Non-Scheme Options in consideration of Entrée providing the consideration for each Non-Scheme Option set out in item 2 of Annexure 3.

(b)
Where the calculation of the number of Entrée Shares to be issued to a particular Non-Scheme Optionholder would result in the issue of a fraction of an Entrée Share, the fractional entitlement of a Non-Scheme Optionholder will be rounded up to the nearest whole number of Entrée Shares if the fractional entitlement is 0.5 or more or down to the nearest whole number of Entrée Shares if the fractional entitlement is less than 0.5.

(c)	The Non-Scheme Options Offer will be conditional on:

(i)	the Share Scheme and the Option Scheme become Effective;

(ii)	all Non-Scheme Options are exercised or agreed to be acquired or cancelled under the Non-Scheme Options Offer; and

(iii)
PacMag obtaining all necessary waivers from ASX under Listing Rule 6.23 which PacMag and Entrée agree are necessary or desirable to acquire or cancel the Non-Scheme Options under the Non-Scheme Options Offer.

(d)	As soon as practicable after the Execution Date, PacMag must use its reasonable endeavours to procure that ASX grants the waivers referred to in clause 3.6(c)(iii).

(e)	The Non-Scheme Options Offers will expire on the Effective Date.

(f)	The consideration payable under the Non-Scheme Options Offers will be payable on or about the same date as the consideration payable under the Schemes is payable to Scheme Participants.

4.	SCHEME CONSIDERATION

4.1	Share Scheme Consideration

(a)
Subject to clauses 4.1(b) and 4.1(c), Entrée covenants in favour of PacMag (in its own right and on behalf of the Share Scheme Participants) that in consideration for the transfer to Entrée Australia of each PacMag Share held by a Share Scheme Participant under the terms of the Share Scheme, Entrée will provide to each Share Scheme Participant 0.1018 Entrée Shares and CAD$0.0415,  for each PacMag Share held at the Record Date.

(b)
Where the calculation of the number of Entrée Shares to be issued to a particular Share Scheme Participant would result in the issue of a fraction of an Entrée Share, the fractional entitlement of a Share Scheme Participant will be rounded up to the nearest whole number of Entrée Shares if the fractional entitlement is 0.5 or more or down to the nearest whole number of Entrée Shares if the fractional entitlement is less than 0.5.

(c)
Unless Entrée is satisfied that the laws of a Foreign Shareholder's country of residence (as shown in the register of members of PacMag) permit the issue and allotment of Entrée Shares to the Foreign Shareholder, either unconditionally or after compliance with conditions which Entrée in its sole discretion regards as acceptable and not unduly onerous, the Entrée Shares to which a Foreign Shareholder shall become entitled will be allotted to a nominee approved by PacMag, Entrée and ASIC if required, who will sell those Entrée Shares and pay the proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign Shareholder.

(d)
If the Entrée Shares which would be issued as Share Scheme Consideration to any particular Share Scheme Participant would not constitute a marketable parcel within the meaning of the ASX Market Rules (calculated having regard to the Entrée Shares on the TSX on the Implementation Date), then in respect of the number of Entrée Shares to which the Share Scheme Participant would otherwise be entitled, the Share Scheme Participant will be given the option to have those Entrée Shares allotted to a nominee approved by Entrée who will sell those Entrée Shares as soon as practicable (at the risk of the Share Scheme Participant) and pay the proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Share Scheme Participant in full satisfaction of that Share Scheme Participant's rights under this Agreement to the Share Scheme Consideration.

4.2	Option Scheme Consideration

(a)
Subject to clause 4.2(b), Entrée covenants in favour of PacMag (in its own right and on behalf of the Optionholder Scheme Participants) that in consideration for the cancellation of each Scheme Option held by an Option Scheme Participant under the terms of the Option Scheme, Entrée will provide to each Option Scheme Participant the Option Scheme Consideration for each PacMag Option held at the Record Date.

(b)
Where the calculation of the number of Entrée Shares to be issued to a particular Scheme Optionholder would result in the issue of a fraction of an Entrée Share, the fractional entitlement of an Option Scheme Participant will be rounded up to the nearest whole number of Entrée Shares if the fractional entitlement is 0.5 or more or down to the nearest whole number of Entrée Shares if the fractional entitlement is less than 0.5.

4.3	Ranking

All Entrée Shares issued pursuant to this clause 4 must, upon their issue, rank equally with all other Entrée Shares.

4.4	Payment in Australian currency

To the extent the Share Scheme Consideration, the Option Scheme Consideration or the consideration to be provided to holders of Non-Scheme Options under clause 3.6(a) of this Agreement comprises Canadian currency (in this clause the “Relevant Amount”) then Entree will:

(a)	pay the Relevant Amount to the party entitled to payment under this Agreement in Australian currency; and

(b)
determine the Australian currency equivalent of the Relevant Amount by reference to the “latest nominal noon rate” as published by the Bank of Canada at http://www.bankofcanada.ca/en/rates/converter.html at 12.30pm (Canadian Eastern Standard time) on the Effective Date.

5.	IMPLEMENTATION OF TRANSACTION

5.1	PacMag's obligations

PacMag must take all necessary steps to implement the Schemes of Arrangement as soon as is reasonably practicable, including without limitation taking each of the following steps:

(a)	before dispatch of the Scheme Booklet, enter into the Share Scheme Deed Poll and the Option Scheme Deed Poll;

(b)
promptly prepare and dispatch a Scheme Booklet in respect of the Share Scheme to the PacMag Shareholders and a Scheme Booklet in respect of the Option Scheme to the PacMag Optionholders which complies with the requirements of:

(i)	the Corporations Act and the Corporations Regulations;

(ii)	ASIC Regulatory Guides 60 and 142; and

(iii)	the Listing Rules,

(iv)	and which will include:

(v)	the Schemes of Arrangement;

(vi)	a statement that the PacMag Board unanimously recommends the approval of the Schemes of Arrangement in the absence of a Superior Proposal;

(vii)
a statement that each PacMag Board member will (in the absence of a Superior Proposal) vote, or procure the voting of any PacMag Shares (as applicable) held by or on behalf of a PacMag Board member at the time of the Share Scheme Meeting in favour of the Share Scheme at the Scheme Meeting;

(viii)	notices of meeting and proxy forms; and

(ix)	the Independent Expert's Report;

(c)	promptly:

(i)	appoint the Independent Expert; and

(ii)	provide assistance and information reasonably requested by the Independent Expert to enable it to prepare the Independent Expert Report;

(d)
provide to Entrée and its authorised representatives reasonable access to employees, offices and other facilities, and to the books and records, of PacMag and its subsidiaries for the purpose of implementing the Transaction provided that nothing in this clause 5.1(d) requires PacMag to provide to Entrée information concerning PacMag's:

(i)	consideration of the Transaction; or

(ii)	assessment of Entrée;

(e)
apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act in respect of each of the Share Scheme and Option Scheme stating that ASIC has no objection to each of the Schemes;

(f)	apply to the Court for orders directing PacMag to convene the Share Scheme Meeting and Option Scheme Meeting;

(g)	convene the Share Scheme Meeting and Option Scheme Meeting;

(h)	seek the:

(i)	PacMag Shareholder Approval; and

(ii)	PacMag Optionholder Approval;

(i)
subject to all conditions other than Court approval being satisfied or waived, as soon as practicable apply to the Court for orders approving the Share Scheme and Option Scheme under sections 411(4)(b) of the Corporations Act;

(j)
if the Court makes orders under section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme, lodge, as soon as practicable thereafter, with ASIC and ASX an office copy of the relevant orders of the Court under section 411(10) of the Corporations Act;

(k)	once duly executed, register all transfers of PacMag Shares to Entrée Australia referred to in the Share Scheme on the Implementation Date;

(l)	not do anything to cause PacMag Shares to cease being quoted on ASX or to become permanently suspended from quotation prior to completion of the Transaction unless Entrée agrees in writing;

(m)
do any act or acts or transaction or transactions on behalf of each PacMag Shareholder which are within its power and are necessary or desirable to implement the transfer of the PacMag Shares pursuant to the Share Scheme and to implement the Share Scheme;

(n)
do any act or acts or transaction or transactions on behalf of each PacMag Optionholder which are within its power and are necessary or desirable to implement the cancellation of the PacMag Options pursuant to the Option Scheme and to implement the Option Scheme;

(o)	submit copies of the Scheme Booklet to Entrée and consult in accordance with clause 5.5 as to the content and presentation of the Scheme Booklet; and

(p)
if the Court refuses to make an order pursuant to section 411(1) of the Corporations Act for the convening of the Share Scheme Meeting or Option Scheme Meeting or refuses to make an order pursuant to sections 411(4)(b of the Corporations Act approving the Share Scheme or the Option Scheme, PacMag must, on receiving a written notice from Entrée, appeal the Court’s decision to the fullest extent possible unless:

(i)	in the opinion of senior counsel, who shall be jointly briefed on the matter by PacMag and Entrée, such appeal is unlikely to succeed; or

(ii)	there is a Superior Proposal.

PacMag and Entrée will each pay for half of the costs of any appeal referred to in this clause.

5.2	Entrée's obligations

Entrée must take all necessary steps to assist PacMag in implementing the Schemes of Arrangement as soon as is reasonably practicable including, without limitation, taking each of the following steps:

(a)	issue and pay (as the case may be) the Scheme Consideration in accordance with clause 4.1 and the Schemes;

(b)	promptly provide the Entrée Information to PacMag for inclusion in the Scheme Booklet;

(c)	promptly provide assistance or information reasonably requested by the Independent Expert to enable it to prepare its report for the Scheme Booklet;

(d)
provide to PacMag and its authorised representatives reasonable access to employees, offices and other facilities, and to the books and records, of Entrée and its subsidiaries for the purpose of implementing the Transaction provided that nothing in this clause 5.2(d) requires Entrée to provide to PacMag information concerning Entrée's:

(i)	consideration of the Transaction; or

(ii)	assessment of PacMag;

(e)
procure that it is represented by counsel at the Court hearings convened for the purpose of sections 411(4)(b) of the Corporations Act, at which, through its counsel, Entrée will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this Agreement and the Scheme of Arrangement; and

(f)	prior to the despatch of the Scheme Booklet, enter into the Share Scheme Deed Poll and the Option Scheme Deed Poll.

5.3	Conduct of business

(a)	From the Execution Date up to and including the Implementation Date, PacMag must:

(i)
conduct its business, and must cause each of its subsidiaries to conduct their respective businesses, in the ordinary and proper course of business generally consistent with the manner in which each such business and operations have been conducted in the 12 month period before the date of this Agreement and must regularly consult with Entrée on the conduct of the business;

(ii)	maintain the condition of its business and assets;

(iii)	keep available the services of its, and its subsidiaries', officers and employees;

(iv)	preserve its, and its subsidiaries', relationships with suppliers, licensors, licensees, joint venturers and others with whom it, and its subsidiaries, have business dealings; and

(v)
identify any change of control or similar provisions in any significant contracts or arrangements and obtain the consents of relevant persons who have rights in respect of those persons to the transactions contemplated by the Schemes,

(b)
From the Execution Date up to and including the Implementation Date, PacMag must not, and must ensure that each of its subsidiaries do not, except with the prior consent of Entrée (which will not be unreasonably withheld) or as required by law:

(i)	increase the remuneration of or pay any bonus or issue any securities or options to, or otherwise vary the employment agreements with, any of its directors and employees;

(ii)	accelerate the rights of any of its directors or employees to benefits of any kind;

(iii)	pay a director, executive or employee a termination payment; or

(iv)	enter into or terminate a Material Contract,

or agree to do any of the matters set out in this paragraph (b).

5.4	Appointment of directors

As soon as practicable after the Second Court Date:

(a)	PacMag will take all actions necessary to cause the appointment of two members of the Entrée Board nominated by Entrée to the PacMag Board; and

(b)	PacMag will take all actions necessary to ensure that two members of the PacMag Board, nominated by Entrée, resign from the PacMag Board,

in each case with effect from completion of the Transaction and such that Entrée's nominees will have control of more than half of the votes that may be cast at a meeting of the PacMag Board.

5.5	Scheme Booklet

(a)
Each of Entrée and PacMag will work (including by attending meetings and providing information) in good faith and in a timely and co-operative manner with each other to prepare the Scheme Booklet, applications to and correspondence with Governmental Agencies and to implement the Schemes as soon as reasonably practicable and substantially in accordance with the indicative timetable in Annexure 1 or such other indicative timetable as may be agreed by the parties.

(b)	PacMag must not:

(i)	use the Scheme Booklet for the purpose of applying to the Court for orders referred to in clause 5.1(f); or

(ii)	despatch the Scheme Booklet to PacMag Shareholders and PacMag Optionholders,

until Entrée has approved the Scheme Booklet, which approval must not be unreasonably withheld or delayed.

(c)
If Entrée and PacMag disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet.  If complete agreement is not reached after reasonable consultation, then:

(i)	if the disagreement relates to the form or content of the Entrée Information contained in the Scheme Booklet, PacMag will make such amendments as Entrée reasonably requires; and

(ii)
if the disagreement relates to the form or content of any other part of the Scheme Booklet, the PacMag Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet.

5.6	Issue and Trading of Consideration Shares

The Consideration Shares will be validly issued in accordance with the all applicable laws and regulations, fully paid and of the same class as other Entrée Shares then issued and outstanding.

6.	REPRESENTATIONS AND WARRANTIES

6.1	PacMag Representations and Warranties

PacMag represents and warrants to Entrée (on its own behalf and separately as trustee for each of the Entrée Indemnified Parties) that, except as specifically disclosed against the PacMag Representations and Warranties in writing by PacMag to Entrée in a disclosure letter dated as of the Execution Date, each of the PacMag Representations and Warranties are true and correct as at the Execution Date, the Second Court Date and any other date to which a PacMag Representation and Warranty is expressed to be given.

6.2	PacMag's indemnity

PacMag agrees with Entrée (on Entrée's own behalf and separately as trustee for each of the other Entrée Indemnified Parties) to indemnify and keep indemnified the Entrée Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Entrée Indemnified Parties may suffer or incur by reason of any breach of any of the PacMag Representations and Warranties.

6.3	Entrée Representations and Warranties

Entrée represents and warrants to PacMag (on its own behalf and separately as trustee for each of the PacMag Indemnified Parties) that, except as specifically disclosed against the Entrée Representations and Warranties in writing by Entrée to PacMag in a disclosure letter dated as of the Execution Date, each of the Entrée Representations and Warranties are true and correct as at the Execution Date, the Second Court Date and any other date to which an Entrée Representation and Warranty is expressed to be given.

6.4	Entrée's Indemnity

Entrée agrees with PacMag (on PacMag's own behalf and separately as trustee or nominee for each of the other PacMag Indemnified Parties) to indemnify and keep indemnified the PacMag Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the PacMag Indemnified Parties may suffer or incur by reason of any breach of any of the Entrée Representations and Warranties.

6.5	Survival of Representations

Each of the Entrée Representations and Warranties and the PacMag Representations and Warranties;

(a)	is severable;

(b)	will survive the termination of this Agreement; and

(c)	is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this Agreement.

6.6	Survival of Indemnities

Each indemnity in this Agreement (including those in clauses 6.2 and 6.4) will:

(a)	be severable;

(b)	be a continuing obligation;

(c)	constitute a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this Agreement; and

(d)	survive the termination of this Agreement.

6.7	Liability of Directors and Officers

(a)
Each party agrees that it will release its rights against, and will not make any claim against, any past or present director or employee of the other in relation to information provided to it or in relation to its entry into this Agreement to the extent that the past or present director or employee has acted in good faith.

(b)	Each party holds the releases in clause 6.7(a) in respect of its directors and employees as trustee for its past and present directors and employees.

7.	PUBLIC ANNOUNCEMENTS

7.1	Announcement of Transaction

Immediately after the Execution Date, the parties will each issue a public announcement of the proposed Transaction in the form to be agreed by Entrée and PacMag.

7.2	Public Announcement and Submissions

No:

(a)
public announcement in connection with the Transaction will be made other than in a form approved by all parties, which approval must not be unreasonably withheld and will be provided in a timely manner; and

(b)	submission for any Regulatory Approval under this Agreement will be made by a party,

without reasonable consultation with the other party, and each party will use all reasonable endeavours to provide such approval and constructively participate in such consultation as soon as practicable.

7.3	Required disclosure

If a party is required by law,  the Listing Rules or the rules of the TSX or NYSE to make any announcement or other public statement or communication of any kind, it must before doing so:

(a)	notify the other party; and

(b)	give the other party reasonable opportunity to comment on the content of such announcement or other public statement or communication of any kind.

8.	TERMINATION

8.1	Termination by Entrée or PacMag

Either Entrée or PacMag may terminate this Agreement by giving written notice to the other party if the Schemes have not become Effective on or before the End Date or if at any time prior to 8.00am on the Second Court Date:

(a)	the other party is in material breach of any clause, including a warranty, of this Agreement provided that:

(i)	it has given written notice to the other party setting out the relevant circumstance and stating its intention to terminate; and

(ii)	if the relevant circumstance continues to exist for 10 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) after the notice is given,

the party giving the notice may, in its absolute discretion, terminate this Agreement;

(b)	a Court or other Governmental Agency has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Transaction;

(c)	in the circumstances set out in, and in accordance with, clause 2.5;

(d)	prior to the Second Court Date the PacMag Board withdraws or adversely modifies its recommendation of the Transaction or makes a public statement indicating that it no longer supports the Transaction;

(e)
there is an Alternative Proposal for PacMag which has been determined to be a Superior Proposal and the PacMag Board publicly recommends the Superior Proposal (having complied with the requirements of clause 9.7); or

(f)	an Insolvency Event occurs in relation to either party or its subsidiaries.

8.2	Termination by Entrée

Entrée may terminate this Agreement by giving written notice to PacMag at any time prior to 8.00am on the Second Court Date if:

(a)	a PacMag Material Adverse Change occurs; or

(b)	a PacMag Prescribed Occurrence occurs.

8.3	Termination by PacMag

PacMag may terminate this Agreement by giving written notice to Entrée at any time prior to 8.00am on the Second Court Date if:

(a)	an Entrée Material Adverse Change occurs; or

(b)	an Entrée Prescribed Occurrence occurs.

8.4	Effect of termination

In the event of termination of this Agreement by either PacMag or Entrée pursuant to clause 8 (including without limitation pursuant to clause 2.5), this Agreement will become void and have no effect, other than in respect of any liability for an antecedent breach of this Agreement and provided that clauses 6.1 to 6.7, 12.3 and 12.4 survive termination.

9.	EXCLUSIVITY AND NON SOLICITATION

9.1	No discussions

PacMag represents and warrants that, other than the discussions with Entrée in respect of the Transaction, it is not in negotiations or discussions in respect of any Alternative Proposal for PacMag.

9.2	Non solicitation

During the Exclusivity Period, PacMag must not, and must not authorise, permit, procure or require any of its Associates to either directly or indirectly:

(a)
solicit, invite or initiate any enquiries, discussions, negotiations or proposals in relation to, or which might reasonably be expected to lead to, any Alternative Proposal for PacMag in respect of itself or its subsidiaries; or

(b)	communicate to any person any intention to do any of these things.

9.3	No talk

Subject to clause 9.7, during the Exclusivity Period, PacMag must not, and must not authorise, permit, procure or require any of its Associates to:

(a)	directly or indirectly participate in or continue any discussions or negotiations;

(b)	enter into any agreement, arrangement or understanding (whether or not in writing and whether or not legally binding); or

(c)	communicate any intention to do any of these things,

in relation to, or which might reasonably be expected to lead to, a Alternative Proposal for PacMag or which might otherwise lead to the Transaction not completing, whether or not directly or indirectly solicited, invited, facilitated, encouraged or initiated by PacMag or its Associates or if a person publicly announces an Alternative Proposal for PacMag.

9.4	No Due Diligence

Without limiting the general nature of clause 9.3, but subject to clause 9.7, during the Exclusivity Period, PacMag must not without Entrée's prior written consent:

(a)
authorise or permit any person (other than the other party or its agents) to undertake due diligence investigations on it or any of its subsidiaries where to do so would involve a breach of clause 9.3; or

(b)	provide or make available to any other person (other than the other party or its agents) or permit any such person to receive any non-public information relating to it or any of its subsidiaries,

however, this clause 9.4 does not prevent PacMag providing information to the ASX or the party’s auditors and advisers acting in that capacity in the ordinary course of business or to otherwise effect the Transaction.

9.5	Notice of approaches

During the Exclusivity Period, PacMag must give Entrée written notice immediately upon:

(a)	becoming aware of any:

(i)	negotiations or discussions;

(ii)	approach or attempt to initiate any negotiations or discussions; or

(iii)	intention to make such an approach or attempt to initiate any negotiations or discussions,

in respect of any expression of interest, offer or proposal that may lead to any Alternative Proposal for PacMag;

(b)
receipt of any approach or proposal whether written or otherwise made to PacMag or any of its Associates in connection with, or in respect of any exploration or consummation of, any Alternative Proposal for PacMag or a proposed or potential Alternative Proposal for PacMag, whether unsolicited or otherwise and must disclose to Entrée in writing the party to the Alternative Proposal for PacMag and the material terms and conditions of the Alternative Proposal for PacMag, including details of the proposed consideration, timing and break fee (if applicable). All such information will be subject to Entrée's confidentiality obligations in the Confidentiality Deed;

(c)
the PacMag Board determining in accordance with clause 9.7(b) that it must do or not do anything in relation to an Alternative Proposal for PacMag to comply with any fiduciary or statutory duty of the members of the PacMag Board; and

(d)	the PacMag Board determining in accordance with clause 9.7(c) that the Alternative Proposal for PacMag is a Superior Proposal.

9.6	Response to Alternative Merger Proposal for PacMag

(a)	Subject to this clause 9, during the Exclusivity Period, PacMag must not and must procure that none of its directors enters into any agreement, arrangement or understanding (whether or not in writing) to undertake an Alternative Proposal for PacMag,

unless PacMag has provided to Entrée:

(i)	the information set out in clause 9.5(b) at least 5 clear Business Days before entry into of any Alternative Proposal for PacMag; and

(ii)
at least two clear Business Days written notice of the intention to enter into the Alternative Proposal for PacMag ("Notification Period"), which period may be within the period referred to in clause 9.6(a)(i).

(b)
During the Notification Period, Entrée may propose an amendment to the terms of the Schemes ("Counterproposal") that would provide, in Entrée's view, PacMag Shareholders and PacMag Optionholders, as applicable, an equivalent or superior outcome to the terms of the Alternative Proposal for PacMag.

(c)
If a Counterproposal which complies with clause 9.6(b) is made within the Notification Period, the PacMag Board must consider the Counterproposal and if the PacMag Board, acting reasonably, determines that the Counterproposal would provide an equivalent or superior outcome for the PacMag Shareholders and PacMag Optionholders than the Alternative Proposal for PacMag, Entrée and PacMag must use their best endeavours to agree the amendments to the terms of the Schemes and any documents relating to the Schemes which are necessary or desirable to reflect the Counterproposal, and to enter into an appropriate amended agreement or agreements to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable.

(d)
For the purposes of the PacMag Board's determination referred to in clause 9.6(c), it is acknowledged that the terms and conditions of the Counterproposal taken as a whole (excluding any fee, amount or other payment paid or payable by PacMag in connection with PacMag not proceeding with the Alternative Proposal for PacMag) must not, in the determination of the PacMag Board, acting reasonably, be less favourable than those in the Alternative Proposal for PacMag taken as a whole.

9.7	Superior Proposal and Fiduciary Duties

Nothing in clauses 9.3 or 9.4 prevents PacMag, the PacMag Board or any Associates of PacMag from doing or not doing anything with respect to a bona fide Alternative Proposal for PacMag provided that:

(a)	the bona fide Alternative Proposal for PacMag has not arisen as a consequence of a breach of clauses 9.2, 9.3 or 9.4;

(b)
the PacMag Board has determined (in good faith and acting reasonably), after consulting with its external legal counsel (whose advice is subsequently confirmed in writing), that to do so, or not to do so, as the case may be, would constitute or would be likely to constitute a breach of any fiduciary or statutory duty of the members of the PacMag Board (or any member of that board); and

(c)	the PacMag Board has determined (in good faith and acting reasonably) that the bona fide Alternative Proposal for PacMag is or is likely to be a Superior Proposal.

9.8	Warranty

PacMag represents and warrants to Entrée that, as at the date of this Agreement, no agreement, arrangement or understanding exists in relation to any expression of interest, offer or proposal by any person in relation to any Alternative Proposal for PacMag.

9.9	Legal advice

PacMag acknowledges that is has received legal advice in relation to this Agreement and the operation of clause 9.

10.	REIMBURSEMENT OF COSTS

10.1	Background

(a)	PacMag and Entrée acknowledge that, if they enter into this Agreement and the Schemes are subsequently not implemented, PacMag and Entrée will incur significant costs.

(b)	In the circumstances referred to in clause 10.1(a):

(i)	PacMag has requested that provision be made for the payments outlined in clause 10.2, without which PacMag would not have entered into this Agreement;

(ii)	Entrée has requested that provision be made for the payments outlined in clause 10.3, without which Entrée would not have entered into this Agreement;

(iii)
the PacMag Board believes that the Schemes will provide benefit to PacMag and PacMag Shareholders and PacMag Optionholders and that it is appropriate for PacMag to agree to the payment referred to in clause 10.2 to secure Entrée's participation in the Schemes; and

(iv)
the Entrée Board believes that the Schemes will provide benefit to Entrée and Entrée Shareholders and that it is appropriate for Entrée to agree to the payment referred to in clause 10.3 to secure PacMag's participation in the Schemes.

10.2	Payment of Costs incurred by Entrée

(a)
Provided that Entrée has not failed to perform any material covenant required to be performed by Entrée, no representation or warranty made by Entrée is untrue in any material respect and no Entrée Material Adverse Change has occurred, if:

(i)	any director of PacMag fails to recommend that PacMag Shareholders vote in favour of the Share Scheme, withdraws their recommendation or adversely modifies his or her support for the Share Scheme;

(ii)
any director of PacMag fails to recommend that PacMag Optionholders vote in favour of the Option Scheme or withdraws their recommendation or adversely modifies his or her support for the Option Scheme;

(iii)	the Schemes do not proceed because a Superior Proposal is made or announced and PacMag Shareholder Approval or PacMag Optionholder Approval is not obtained;

(iv)	PacMag is in breach of clause 9 and has not ceased the conduct which has caused the breach within one Business Day following written notice from Entrée outlining the nature of the breach; or

(v)	Entrée validly terminates this Agreement in accordance with clauses 8.1(a) or 8.2,

PacMag must reimburse Entrée for:

(i)	the costs and disbursements incurred by Entrée, including advisory costs;

(ii)	the time invested by the management and board of Entrée; and

(iii)
reasonable opportunity costs incurred by Entrée in pursuing the Transaction or in not pursuing other acquisitions or strategic initiatives which Entrée could have developed to further its business and objectives, as a result of pursuing the Transaction (including by execution of this Agreement), by paying CAD$350,000 to Entrée.

(b)
The parties acknowledge and agree that the loss actually incurred by Entrée under clause 10.2(a) will be of such nature that it cannot accurately be ascertained, but that a genuine and reasonable pre-estimate of the loss actually suffered by Entrée is CAD$350,000.

(c)
PacMag must pay Entrée the amount claimed under clause 10.2(a) within 10 Business Days of receipt by PacMag of a demand for payment from Entrée. The demand may only be made once under this Agreement and after the occurrence of an event referred to in clause 10.2(a).

(d)	No amount is payable under clause 10.2(a) if:

(i)	prior to the occurrence of any event under clause 10.2(a) this Agreement has already been validly terminated; or

(ii)	the Schemes become Effective notwithstanding the occurrence of any event under clause 10.2(a).

(e)
If despite clause 10.2(d), Entrée has received payment of an amount under clause 10.2(a) it must refund that amount to PacMag within ten Business Days of demand by PacMag. The demand may only be made and after the occurrence of an event referred to in clause 10.2(a) occurring.

10.3	Payment of Costs incurred by PacMag

(a)
Provided that PacMag has not failed to perform any material covenant required to be performed by PacMag, no representation or warranty made by PacMag is untrue in any material respect and no PacMag Material Adverse Change has occurred, if PacMag validly terminates this Agreement in accordance with clauses 8.1(a) or 8.3, Entrée must reimburse PacMag for:

(i)	the costs and disbursements incurred by PacMag, including advisory costs;

(ii)	the costs of management and the PacMag Board's time; and

(iii)
reasonable opportunity costs incurred by PacMag in pursuing the Transaction or in not pursuing other acquisitions or strategic initiatives which PacMag could have developed to further its business and objectives, as a result of pursuing the Transaction (including by execution of this Agreement), by paying CAD$350,000 to PacMag.

(b)
The parties acknowledge and agree that the loss actually incurred by PacMag under clause 10.3(a) will be of such nature that it cannot accurately be ascertained, but that a genuine and reasonable pre-estimate of the loss actually suffered by PacMag is CAD$350,000.

(c)
Entrée must pay PacMag the amount claimed under clause 10.3(a) within 10 Business Days of receipt by Entrée of a demand for payment from PacMag. The demand may only be made once under this Agreement and after the occurrence of an event referred to in clause 10.3(a).

(d)	No amount is payable under clause 10.3(a) if:

(i)	prior to the occurrence of any event under clause 10.3(a) this Agreement has already been validly terminated; or

(ii)	the Schemes become Effective notwithstanding the occurrence of any event under clause 10.3(a).

(e)
If despite clause 10.3(d), PacMag has received payment of an amount under clause 10.3(a) it must refund that amount to Entrée within ten Business Days of demand by Entrée. The demand may only be made after the occurrence of an event referred to in clause 10.3(a) occurring.

10.4	Limitation of liability

Notwithstanding any other provision of this Agreement:

(a)	the maximum liability of PacMag to Entrée under or in connection with this Agreement will be an amount equal to the amount payable under clause 10.2(a);

(b)
the payment by PacMag under clause 10.2(a) represents the sole and absolute liability of PacMag under or in connection with this agreement and no further damages, fees, expenses or reimbursements of any kind will be payable by PacMag under or in connection with this Agreement;

(c)	the maximum liability of Entrée to PacMag under or in connection with this Agreement will be an amount equal to the amount payable under clause 10.3(a); and

(d)
the payment by Entrée under clause 10.3(a) represents the sole and absolute liability of Entrée  under or in connection with this Agreement and no further damages, fees, expenses or reimbursements of any kind will be payable by Entrée  under or in connection with this Agreement.

10.5	Compliance with law

(a)
If it is finally determined following the exhaustion of all reasonable avenues of appeal to the Takeovers Panel or a court that any part of either PacMag’s Break Fee or Entrée’s Break Fee (“Challenged Amount”):

(i)	is unlawful;

(ii)	involves a breach of directors’ duties; or

(iii)	constitutes unacceptable circumstances,

then the requirement to pay the relevant Break Fee does not apply to the Challenged Amount and if a party has received the Challenged Amount, it must refund it within 10 Business Days of such final determination being made.

(b)
To the extent reasonably possible, the payer must submit in any relevant proceedings that no such determination should be made or that if any such determination is to be made, it should apply only to the extent that the Challenged Amount constitutes a payment made or to be made in excess of the amount of the actual costs incurred, directly or indirectly, by the payer as a result of the Transaction not being implemented in accordance with this Agreement (including those described in clause 10.5(c)).

(c)
If in the Takeovers Panel proceedings of a kind referred to in clause 10.5(a), the Takeovers Panel indicates to the parties or either of them that in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cwlth), it will make a declaration of unacceptable circumstances, each of the parties may give that undertaking on their own behalf and must give reasonable consideration to giving that undertaking if requested by the other party. Where such undertakings are given, this clause 10.5 will operate in a manner consistent with the terms of such undertakings.

(d)	Each party must not make, nor may it cause or permit to be made, any application to a court, tribunal or the Takeovers Panel for or in relation to a determination referred to in clause 10.5(a).

10.6	Survival

Any accrued obligations under this clause 10 survive termination of this Agreement.

11.	NOTICES

11.1	Notice of failure to satisfy condition precedent

(a)	Each party must promptly give the other notice of a failure to satisfy a condition precedent in clause 2.1 or of any event that will prevent a condition precedent in clause 2.1 being satisfied.

(b)
Entrée or PacMag (as the case may be) will give written notice to the other party as soon as possible (and in any event no later than 5 Business Days or such shorter time to ensure that notice is given before 5.00pm on the day before the Second Court Date) as to whether or not it waives the breach or non-fulfilment of any condition of this Agreement resulting from the occurrence of that event, specifying the condition in question.

(c)	A waiver of such breach or non-fulfilment in respect of one condition of this Agreement will not constitute:

(i)	a waiver of breach or non-fulfilment of any other condition of this Agreement resulting from the same event; or

(ii)	a waiver of breach or non-fulfilment of that condition resulting from any other event.

11.2	Notices of other matters

PacMag and Entrée will promptly advise each other in writing of:

(a)	a representation or warranty provided in this Agreement by either party becoming false; or

(b)	a breach of this Agreement by it.

12.	GENERAL

12.1	Further Acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this Agreement.

12.2	Notices

Any communication under or in connection with this Agreement:

(a)	must be in writing;

(b)	must be addressed as shown below:

Entrée
Address:                             Suite 1201, 1166 Alberni Stree
                                  Vancouver, BC V6E 3Z3,
                                  Canada

Fax no:                                 + 1 604 687 4770
Attention:                           Company Secretary

PacMag
Address:                             Level 2, 33 Ord Street,
                                  West Perth, WA 6005
                                  Australia

Fax no.                                 + 61 8 9321 0070
Attention:                           Company Secretary

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 12.2(b); and

(e)	will be deemed to be received by the addressee:

(i)
(in the case of prepaid post) on the third Business Day after the date of posting to an address within the country of origin, and on the fifth Business Day after the date of posting to an address outside the country of origin;

(ii)
(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a normal business day in the place or receipt, or is after 5.00pm on a normal business day in the place or receipt, when that communication will be deemed to be received at 9.00am on the next business day in the place or receipt; and

(iii)
(in the case of delivery by hand) on deliver at the address of the addressee as provided in clause 12.2(b);, unless that delivery is not made on a business day in the place or receipt, or after 5.00pm on a business day in the place or receipt, then that communication will be deemed to be received at 9.00am on the next business day in the place or receipt.

12.3	Stamp Duties

The parties must equally pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement or the Schemes of Arrangement or the steps to be taken under this Agreement or the Schemes of Arrangement.

12.4	Expenses

Except as otherwise provided in this Agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this Agreement and the Scheme Booklet and the proposed, attempted or actual implementation of this Agreement.

12.5	Amendments

This Agreement may only be varied by a document signed by or on behalf of each of the parties.

12.6	Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party.

12.7	Governing Law

(a)	This Agreement is governed by and will be construed according to the laws of Western Australia.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia and of the courts competent to determine appeals from those courts.

12.8	Business Day

Except where otherwise expressly provided, where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day in the place where that act, matter or thing is to be done , such act, matter or thing will be done on the next business day in that place.

12.9	Waiver

(a)
Failure to exercise or enforce or a delay in exercising or enforcing of the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

(b)	Any waiver or consent given by any party under this Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Agreement.

12.10	Consents

Any consent referred to in, or required under, this Agreement from any party may not be unreasonably withheld, unless this Agreement expressly provides for that consent to be given in that party's absolute discretion.

12.11	Counterparts

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts.  Each counterpart constitutes the Agreement of each party who has executed and delivered that counterpart.

12.12	Entire Agreement

(a)	To the extent permitted by law, in relation to the subject matter of this Agreement, this Agreement:

(i)	embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

(ii)	supersedes any prior agreement (whether or not in writing) between the parties.

(b)
Despite clause 12.12(a), but subject to this clause, the Confidentiality Deed continues to apply to the parties in accordance with its terms.  The parties agree that on and from the Execution Date, clauses 8.1 to 8.8 inclusive of the Confidentiality Agreement will be of no further force or effect other than in relation to a pre-existing breach of those provisions.

12.13	No Representation of Reliance

(a)
Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Agreement, except for representations or inducements expressly set out in this Agreement.

(b)
Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Agreement.

(c)
Each party acknowledges and confirms that paragraphs 12.13(a) and 12.13(b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with the ASIC or the ASX.

12.14	No Transaction

The rights and obligations of the parties will not merge on completion of any transaction under this Agreement.  They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

12.15	GST

(a)	Unless expressly included, the consideration for any supply under or in connection with this Agreement does not include GST.

(b)
To the extent that any supply made by a party to another party under or in connection with this Agreement is a taxable supply and a tax invoice has been provided to the recipient of the supply, the recipient must pay, in addition to the consideration to be provided under this Agreement for that supply (unless it expressly includes GST), an amount equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply.

(c)	The amount of GST payable in accordance with this clause will be paid at the same time and in the same manner as the consideration otherwise payable for the supply is provided.

EXECUTED by the parties:

EXECUTED for and on behalf of	)	/s/ Gregory Crowe	/s/ Mona Forster
ENTRÉE GOLD INC.	)	Director	Secretary/Director
by authority of its Directors/	)
authorised signatory	)	Gregory Crowe	Mona Forster
	)	Print name	Print name

EXECUTED by	)
PACMAG METALS LIMITED	)	Director	Secretary/Director
by authority of its Directors in	)
accordance with section 127 of	)
the Corporations Act	)	Print name	Print name

EXECUTED by the parties:

EXECUTED for and on behalf of	)
ENTRÉE GOLD INC.	)	Director	Secretary/Director
by authority of its Directors/	)
authorised signatory	)
	)	Print name	Print name

EXECUTED by	)	/s/ Michael Clifford	/s/ Rodney M Joyce
PACMAG METALS LIMITED	)	Director	Director
by authority of its Directors in	)
accordance with section 127 of	)	Michael Clifford	Rodney M. Joyce
the Corporations Act	)	Print name	Print name

ANNEXURE 1

INDICATIVE TIMETABLE

Event	Date
Announce entry into this Agreement	November 30, 2009
Final draft of Scheme Booklet provided to Entrée	January 29, 2010
Independent Expert's Reports completed	February 5, 2010
Finalise Scheme Booklet	February 10, 2010
Lodge Scheme Booklet at ASIC and ASX	February 12, 2010
Applications in respect of the First Court Hearing Dates filed with the Court, served on ASIC and delivered to ASX	February 15, 2010
First Court Hearing Date to approve convening of Scheme Meetings	March 15, 2010
Printing and despatch Scheme Booklet to PacMag Shareholders and PacMag Optionholders	March 22, 2010
Scheme Meetings held	April 22, 2010
Second Court Hearing Dates to obtain Final Court Approvals	April 29, 2010
Lodge Court orders with ASIC (Effective Date) (One Business Day after the Second Court Hearing Dates)	April 30, 2010
Record Date (5pm on the date which is the Second Court Hearing Date plus 5 Business Days or such other date agreed)	May 6, 2010
Implementation Date (Record Date plus 5 Business Days)	May 13, 2010

ANNEXURE 2

PACMAG OPTIONS AND NON-SCHEME OPTIONS

Item 1: PacMag Options

Number	Series	Exercise Price	Expiry Date	Total Option Scheme Consideration for each series	Option Scheme Consideration to be provided to Option Scheme Participants for each PacMag Option held
1,291,585	PMHAM	$1.102 each	29 February 2012	13,781 Entrée Shares and CAD$16,088.29	0.0107 Entrée Shares and CAD$0.0125
1,000,000	PMHAP	$0.152 each	17 November 2010	48,138 Entrée Shares and CAD$56,197.92	0.0481 Entrée Shares and CAD$0.0562
1,000,000	PMHAQ	$0.202 each	17 November 2010	39,205 Entrée Shares and CAD$45,769.44	0.0392 Entrée Shares and CAD$0.0458
2,083,336	PMHAI	$0.30 each	30 June 2011	67.720 Entrée Shares and CAD$79,058.60	0.0325 Entrée Shares and CAD$0.0379
3,000,000	PMHAK	$0.252 each	16 June 2011	110,172 Entrée Shares and CAD$128,617.92	0.0367 Entrée Shares and CAD$0.0429

Item 2: Non-Scheme Options

Number	Series	Exercise Price	Expiry Date	Total Consideration to be offered for all Non-Scheme Options	Consideration to be offered to Non-Scheme Optionholders for each Non-Scheme Option held
400,000	PMHAS	$0.252 each	16 June 2011	14,690 Entrée Shares and CAD$17,760	0.0367 Entrée Shares and CAD$0.0429

ANNEXURE 3

PACMAG REPRESENTATIONS AND WARRANTIES

1.	PacMag is a validly existing corporation registered under the laws of its place of incorporation.

2.
The execution and delivery of this Agreement by PacMag has been properly authorised by all necessary corporate action and PacMag has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement.

3.	PacMag is not entering into this Agreement in a representative capacity, other than as trustee for the PacMag Indemnified Parties.

4.
Subject to laws generally affecting creditors' rights and the principles of equity, this Agreement constitutes legal, valid and binding obligations on PacMag and this Agreement does not result in a breach of or default under any agreement or deed or any writ, order or injunction, rule or regulation to which PacMag or any of its subsidiaries is a party or to which they are bound.

5.
The Scheme Booklet (other than the Entrée Information) will be prepared in good faith and on the understanding that each of the Entrée Indemnified Parties will rely on that information for the purposes of preparing the Entrée Information and approving and implementing the Schemes of Arrangement.

6.
The Scheme Booklet (other than the Entrée Information), as at the date they are despatched to PacMag Shareholders, will comply with the disclosure standard required by sections 411 and 412 of the Corporations Act and applicable ASIC Regulatory Guides and will not be misleading or deceptive in any material respect, whether by omission or otherwise.

7.
PacMag will, as a continuing obligation, provide to Entrée and PacMag Shareholders all such further or new information which may arise after the Scheme Booklet have been despatched until the date of the Scheme Meetings which is necessary to ensure that the PacMag Information in the Scheme Booklet is not misleading or deceptive in any material respect (whether by omission or otherwise).

8.	The PacMag Due Diligence Information was, to PacMag's knowledge, true and accurate in all material respects as at the date it was provided to Entrée and PacMag has not knowingly or recklessly:

(a)
omitted to disclose information to Entrée, the disclosure of which might reasonably be expected to have resulted in Entrée not entering into this Agreement, or entering into it on materially different terms;

(b)	omitted anything from the PacMag Due Diligence Information such as to make any part of that information materially false or misleading;

(c)	included anything materially false or misleading in the PacMag Due Diligence Information; or

(d)	denied access to requested information with the intention of misleading Entrée.

9.	All material correspondence between PacMag and any Governmental Agency received after the Execution Date until the Effective Date will be promptly disclosed to Entrée.

10.
There are no material actions, suits, arbitrations, mediations, conciliation or administrative proceedings taking place, pending or to PacMag's knowledge threatened against PacMag or any of its subsidiaries.

11.	Neither PacMag nor any of its subsidiaries are affected by an Insolvency Event.

12.
PacMag has complied in all material respects with its continuous disclosure obligations under the Listing Rules and the Corporations Act and it is not relying on the carve-out in Listing Rule 3.1A to withhold any material information from public disclosure (except the discussions leading to this Agreement).

13.	To the best of PacMag’s knowledge, information and belief, PacMag and its subsidiaries have complied in all material respects with all laws and regulations applicable to them.

14.
PacMag and its subsidiaries have all licenses, permits, approvals, consents and other authorisations required as at the Execution Date from all Governmental Agencies ("Governmental Licences") necessary to own, lease, stake or maintain the mining licences, claims, concessions, exploration, prospecting or other mineral property rights ("Mining Rights") and other property interests held, and to conduct the business now operated, by PacMag or its subsidiaries.  PacMag and its subsidiaries are in compliance, in all material respects, with the terms and conditions of all such Governmental Licences. All of the Governmental Licences are valid and in full force and effect. As at the Execution Date PacMag and its subsidiaries have not received any outstanding notice of proceedings relating to the revocation or material modification of any such Governmental Licences.

15.
The Mining Rights held by PacMag and its subsidiaries ("PacMag Mining Rights") are in good standing, valid and enforceable, free and clean of all mortgage, charge, lien or other encumbrances and no royalties are payable in respect of them. There are no material restrictions on the ability of PacMag and its subsidiaries to use, transfer or otherwise exploit any of the PacMag Mining Rights except as required by applicable law.  PacMag and its subsidiaries have not received any notice of any material claim of any sort that has been asserted by any person adverse to the rights of PacMag and its subsidiaries under any of the PacMag Mining Rights or affecting the rights of PacMag and its subsidiaries to the continued possession of such PacMag Mining Rights.

16.
All of the leases, subleases and agreements regarding real property (other than the Mining Rights) material to the mining and exploration projects of PacMag and its subsidiaries, under which PacMag and its subsidiaries have an interest, are in full force and effect. PacMag and its subsidiaries have not received notice of any claim of any sort that has been asserted by any person adverse to the rights of PacMag and its subsidiaries under any of such leases, subleases and agreements or affecting the rights of PacMag and its subsidiaries to the continued possession of the property under such leases, subleases and agreements.

17.
PacMag and its subsidiaries are not in default under any document or agreement binding on it or its assets and nothing has occurred which is or would with the giving of notice or lapse of time or both, constitute an event of default, prepayment event or similar event, or which would give another party a right to terminate or right to accelerate any right or obligation, under any such document or agreement.

18.	PacMag's issued securities as of the Execution Date are:

(a)	144,667,639 PacMag Shares;

(b)	the PacMag Options and the Non-Scheme Options,

and it has not issued any other securities or instruments which are still outstanding and may convert into PacMag securities. Such PacMag Shares, PacMag Options and the Non-Scheme Options comprise the entire issued capital of PacMag and have been validly issued.

19.	The information relating to the PacMag Options and Non-Scheme Options in Annexure 2 is true and correct.

ANNEXURE 4

ENTRÉE REPRESENTATIONS AND WARRANTIES

1.
Entrée is a validly existing corporation registered under the laws of its place of incorporation.  Entrée Australia is a validly existing corporation registered under the laws of its place of incorporation and is a wholly owned subsidiary of Entrée.

2.
The execution and delivery of this Agreement by Entrée has been properly authorised by all necessary corporate action and Entrée has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement.

3.	Entrée is not entering into this Agreement in a representative capacity, other than as trustee for the Entrée Indemnified Parties.

4.
Subject to laws generally affecting creditors' rights and the principles of equity, this Agreement constitutes legal, valid and binding obligations on Entree and this Agreement does not result in a breach of or default under any agreement or deed or any writ, order or injunction, rule or regulation to which Entrée or any of its subsidiaries is a party or to which they are bound.

5.
The Entrée Information provided to PacMag in accordance with clause 2.4(b) for inclusion in the Scheme Booklet will be provided in good faith and on the understanding that each of the PacMag Indemnified Parties will rely on that information for the purposes of preparing the Scheme Booklet and proposing and implementing the Schemes of Arrangement in accordance with the requirements of the Corporations Act.

6.
The Entrée Information provided to PacMag in accordance with clause 2.4(b), as at the date the Scheme Booklet is despatched to PacMag Shareholders, will comply with the disclosure standard required by sections 411 and 412 of the Corporations Act and applicable ASIC Regulatory Guides and not be misleading or deceptive in any material respect (whether by omission by otherwise).

7.
Entrée will, as a continuing obligation, provide to PacMag all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meetings which is necessary to ensure that the Entrée Information in the Scheme Booklet is not misleading or deceptive in any material respective, whether in content or by omission.

8.	The Entrée Due Diligence Information was, to Entrée's knowledge, true and accurate in all material respects as at the date it was provided to Entrée and Entrée has not knowingly or recklessly:

(a)
omitted to disclose information to PacMag, the disclosure of which might reasonably be expected to have resulted in PacMag not entering into this Agreement, or entering into it on materially different terms;

(b)	omitted anything from the Entrée Due Diligence Information such as to make any part of that information materially false or misleading;

(c)	included anything materially false or misleading in the Entrée Due Diligence Information; or

(d)	denied access to requested information with the intention of misleading Entrée.

9.	All material correspondence between Entrée and any Governmental Agency received after the Execution Date until the Effective Date will be promptly disclosed to Entrée.

10.
There are no material actions, suits, arbitrations, mediations, conciliation or administrative proceedings taking place, pending or to Entrée's knowledge threatened against Entrée or any of its subsidiaries.

11.	Neither Entrée nor any of its subsidiaries are affected by an Insolvency Event.

12.
Entrée has complied in all material respects with its continuous disclosure obligations under applicable Canadian and United States securities laws and has not filed any confidential material change reports with any Canadian securities regulatory authorities.

13.	To the best of Entrée’s knowledge, information and belief, Entrée and its subsidiaries have complied in all material respects with all laws and regulations applicable to them.

14.
To the best of Entrée’s information and belief, Entrée and its subsidiaries have all licenses, permits, approvals, consents and other authorisations required as at the Execution Date from all Governmental Agencies ("Governmental Licences") necessary to own, lease, stake or maintain the mining licences, claims, concessions, exploration, prospecting, or other mineral property rights ("Mining Rights") and other property interests held, and to conduct the business now operated, by Entrée or its subsidiaries.  Entrée and its subsidiaries are in compliance, in all material respects, with the terms and conditions of all such Governmental Licences.  All of the Governmental Licences are valid and in full force and effect.  As at the Execution Date Entrée and its subsidiaries have not received any outstanding notice of proceedings relating to the revocation or material modification of any such Governmental Licences.

15.
The Mining Rights held by Entrée and its subsidiaries ("Entrée Mining Rights") are in good standing, valid and enforceable, free and clean of all mortgage, charge, lien (except for the lien and security interest granted by Entrée to Ivanhoe Mines Mongolia Inc. XXK ("IMMI") over certain Entrée Mining Rights pursuant to a joint venture between Entrée and IMMI effective June 30, 2008 ("Joint Venture")) or other encumbrances and no royalties (except for those payable to any Governmental Agency including the Government of Mongolia) are payable in respect of them. There are no material restrictions on the ability of Entrée and its subsidiaries to use, transfer or otherwise exploit any of the Entrée Mining Rights except as required by applicable law or as provided for under the Joint Venture.  Entrée and its subsidiaries have not received any notice of any material claim of any sort that has been asserted by any person adverse to the rights of Entrée and its subsidiaries under any of the Entrée Mining Rights or affecting the rights of Entrée and its subsidiaries to the continued possession of such Entrée Mining Rights.

16.
All of the leases, subleases and agreements regarding real property (other than the Mining Rights) material to the mining and exploration projects of Entrée and its subsidiaries, under which Entrée and its subsidiaries have an interest, are in full force and effect. Entrée and its subsidiaries have not received notice of any claim of any sort that has been asserted by any person adverse to the rights of Entrée and its subsidiaries under any of such leases, subleases and agreements or affecting the rights of Entrée and its subsidiaries to the continued possession of the property under such leases, subleases and agreements.

17.
Entrée and its subsidiaries are not in default under any document or agreement binding on it or its assets and nothing has occurred which is or would with the giving of notice or lapse of time or both, constitute an event of default, prepayment event or similar event, or which would give another party a right to terminate or right to accelerate any right or obligation, under any such document or agreement.

18.	The outstanding Entrée Shares are listed on the TSX and Entrée is not in default in any material respect of any of the requirements of the TSX.

19.
The Consideration Shares to be issued and issuable to Share Scheme Participants and Option Scheme Participants pursuant to the Schemes will, upon issue, be issued as fully paid and non-assessable Entrée Shares, and will not be subject to any statutory hold period or restricted period under the securities laws of any province or territory of Canada or the rules and policies of the TSX, provided the conditions set forth in Sections 2.6(3) 2., 3., 4., and 5. of National Instrument 45-102 are satisfied.

20.	Entrée's issued securities as of the Execution Date are:

(a)	96,322,346 Entrée Shares;

(b)	9,752,300 options to acquire Entrée Shares with an exercise prices ranging from CAD$1.19 to CAD$2.58 and expiring on dates ranging from December 17, 2009 to February 12, 2014,

and it has not issued any other securities or instruments which are still outstanding and may convert into Entrée securities.

ANNEXURE 5

SHARE SCHEME OF ARRANGEMENT

SCHEME OF ARRANGEMENT

PURSUANT TO SECTION 411 OF THE CORPORATIONS ACT

BETWEEN

PACMAG METALS LIMITED ACN 066 353 231 of Level 2, 33 Ord Street, West Perth, Western Australia ("PacMag")

AND

EACH PERSON REGISTERED AS A HOLDER OF FULLY PAID ORDINARY SHARES IN THE CAPITAL OF PACMAG AT THE RECORD DATE

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Share Scheme:

"ASIC" means the Australian Securities and Investments Commission;

"ASX" means the Australian Securities Exchange operated by ASX Limited ACN 008 624 691;

"Business Day" means a weekday on which trading banks are open for business in Perth, Western Australia and Vancouver, British Columbia;

"Corporations Act" means the Corporations Act 2001 (Cth) and the regulations made under the Act;

"Court" means the Federal Court of Australia or the Supreme Court of Western Australia;

"Effective" means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Schemes, including the Share Scheme, but in any event at no time before an office copy of the orders of the Court is lodged with ASIC;

"Effective Date" means the date on which the Schemes, including the Share Scheme, become Effective;

"End Date" means 30 June 2010 or such later date as Entrée and PacMag agree in writing;

"Entrée" means Entrée Gold Inc., Company No: C0725704, a company incorporated under the laws of British Columbia, Canada and with a registered address of Suite 1201, 1166 Alberni Street, Vancouver, Canada;

1

"Entrée Australia" means Entrée Australia Pty Ltd ACN 140 745 768, a wholly-owned subsidiary of Entrée;

"Entrée Share" means a fully paid ordinary share in Entrée;

"Implementation Date" means the fifth Business Day following the Record Date or such other date as agreed by the parties in writing;

"Ineligible Foreign Security holders" means a Share Scheme Participant whose address, as shown in the PacMag Register, is in a jurisdiction otherwise than where Entrée (in its sole discretion) regards that the issue and allotment of Entrée Shares, either unconditionally or after compliance with conditions, in that jurisdiction under the Share Scheme is acceptable and not unduly onerous;

"Marketable Parcel" has the meaning given to that term in the ASX Market Rules;

"Nominee" means a nominee for the Ineligible Foreign Security holders as approved by PacMag, Entrée and ASIC if required, pursuant to the Scheme Implementation Agreement;

"Non-Scheme Option" means an option to subscribe for a PacMag Share which are not included in the series as detailed in the Schedule;

"Option Scheme" means the proposed scheme of arrangement for the PacMag Options subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and approved in writing by PacMag and Entree;

"PacMag Constitution" means the constitution of PacMag as amended from time to time;

"PacMag Director" means a director of PacMag;

"PacMag Option" means an option to subscribe for a PacMag Share comprising the series as detailed in the Schedule;

"PacMag Optionholder" means each person entered in the Register as a holder of PacMag Options at the "snapshot" date for the Option Scheme Meeting or at the Record Date, as the context requires;

"PacMag Share" means a fully paid ordinary share in PacMag;

"PacMag Shareholder" means each person entered in the Register as a holder of PacMag Shares at the "snapshot" date for the Share Scheme Meeting at the Record Date, as the context requires;

"Record Date" means 5.00pm on the fifth Business Day following the Effective Date, or any other date agreed by Entrée and PacMag in writing to be the record date to determine entitlements to receive the Share Scheme Consideration under the Share Scheme;

2

"Register" means the securities registers of PacMag (including PacMag Shareholders and PacMag Optionholders) maintained in accordance with the Corporations Act;

"Scheme Implementation Agreement" means the Scheme Implementation Agreement dated 28 November 2009 between Entrée and PacMag relating to the implementation of the Schemes;

"Schemes" means the inter-conditional schemes of arrangement between PacMag and PacMag Shareholders (the Share Scheme) and PacMag and PacMag Optionholders (the Option Scheme) under Part 5.1 of the Corporations Act;

"Schemes Orders" means the orders granted by the Court under Part 5.1 of the Act to give approval to the Schemes;

"Second Court Date" means the first day on which the Court hears the application for order under section 411(4)(b) approving the Share Scheme;

"Share Scheme Consideration" means for each PacMag Share held at the Record Date, 0.1018 Entrée Shares and CAD$0.0415 cash;

"Share Scheme Deed Poll" means the Deed Poll dated [insert] 2009 executed by Entrée in favour of the Share Scheme Participants;

"Share Scheme" means this scheme of arrangement between PacMag and PacMag Shareholders under sections Part 5.1 of the Corporations Act, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and approved in writing by PacMag and Entrée;

"Share Scheme Meeting" means the meeting of PacMag Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act;

"Share Scheme Participants" means PacMag Shareholders as at the Record Date;

"Share Registry" means Link Market Services Ltd, who maintains the Register on behalf of PacMag; and

"TSX" means the Toronto Stock Exchange.

1.2	Interpretation

(a)
Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

3

(b)	A reference to:

(i)	legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v)	anything (including a right, obligation or concept) includes each part of it.

(c)	A singular word includes the plural, and vice versa.

(d)	A word which suggests one gender includes the other genders.

(e)	If a word is defined, another part of speech or grammatical form of the expression has a corresponding meaning.

(f)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(g)	A reference to $ or dollar or CAD is to Canadian currency, unless expressed otherwise.

(h)	A reference to this document includes the arrangement recorded by this document.

(i)	Each representation and warranty is a separate warranty and representation and its meaning is not affected by any other representation or warranty.

(j)	A reference to a Chapter, Part, Division or section is a reference to a Chapter, Part, Division or section of the Corporations Act.

(k)	A reference to time in this document is a reference to the time in Perth, Australia.

1.3	Business Days

If the day on or by which a person must do something under this document is not a Business Day, the person must do it on or by the next Business Day.

4

2.	PRELIMINARY MATTERS

2.1	PacMag

(a)	PacMag is a public company incorporated in Australia and is a company limited by shares.

(b)	PacMag has been admitted to the official list of the ASX and only PacMag Shares have been granted official quotation on the ASX.

(c)	On 28 November 2009, 144,667,639 PacMag Shares were on issue.

(d)	On 28 November 2009, 8,374,921 PacMag Options were on issue.

(e)	On 28 November 2009, 400,000 Non-Scheme Options were on issue.

2.2	Entrée and Entrée Australia

(a)	Entrée Australia is a proprietary company registered in Australia and is limited by shares. Entrée Australia is a wholly-owned subsidiary of Entrée, a company incorporated under Canadian law.

(b)	Entrée is listed on the TSX and the NYSE Amex and Entrée Shares are traded on the TSX and the NYSE Amex.

2.3	Scheme Implementation Agreement

PacMag and Entrée have entered into the Scheme Implementation Agreement to enable and procure that the Schemes proceed.

2.4	Share Scheme Deed Poll

Entrée has executed the Share Scheme Deed Poll in favour of the Share Scheme Participants, pursuant to which it has covenanted to perform its obligations under the Share Scheme, including to procure that Entrée Australia provides the Share Scheme Consideration.

3.	CONDITIONS

3.1	Conditions

The Share Scheme is conditional upon:

(a)	the Scheme Implementation Agreement and the Share Scheme Deed Poll being and remaining at all times in full force and effect;

(b)
all of the conditions set out in clause 2.1 of the Scheme Implementation Agreement other than clauses 2.1(c) and (n), being final Court approvals of the Schemes, having been satisfied or waived in accordance with the terms of the Scheme Implementation Agreement;

5

(c)
approval of the Option Scheme by a majority in number of the PacMag Optionholders present and voting, either in person or by proxy, being a majority whose debts or claims against PacMag amount in the aggregate to at least 75% of the total amount of the debts and claims of the Optionholders present and voting, either in person or by proxy, at a meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act;

(d)
approval of this Share Scheme by a majority in number of the PacMag Shareholders present and voting, either in person or by proxy, being a majority whose votes represent not less than 75% of the total number of votes cast on the resolution at a meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act;

(e)	approval by the Court of the Share Scheme pursuant to section 411(4)(b) of the Corporations Act;

(f)	approval by the Court of the Option Scheme pursuant to section 411(4)(b) of the Corporations Act; and

(g)	the Schemes becoming Effective by no later than the End Date.

3.2	End Date

The Share Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date.

4.	THE SHARE SCHEME

4.1	Court Order and Effective Date

As soon as practicable following approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, PacMag will lodge with ASIC an office copy of the Court orders approving the Schemes, including the Share Scheme.  The Schemes, including the Share Scheme will then be Effective and the lodgement date will be the Effective Date.

4.2	Appointment of PacMag as Attorney

Each Share Scheme Participant, without the need for any further act, irrevocably appoints PacMag and each and all of its directors and officers (jointly and severally) as their attorney and agent for the purpose of executing any document necessary to give effect to the Share Scheme, including without limitation, a proper instrument of transfer of its PacMag Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer of all the PacMag Shares executed for and on behalf of each Share Scheme Participant in relation to PacMag Shares).

4.3	Transfer of PacMag Shares

On the Implementation Date subject to clause 4.4:

6

(a)	all of the PacMag Shares held by Share Scheme Participants will be transferred to Entrée Australia without the need for any further act by any Share Scheme Participant;

(b)
PacMag will either effect a valid transfer or transfers of the PacMag Shares to be transferred to Entrée Australia, under section 1074D of the Corporations Act or deliver to Entrée Australia duly completed and executed share transfer forms (or a master transfer form) in accordance with section 1071B of the Corporations Act and Entrée Australia will execute and deliver those share transfer forms to PacMag;

(c)	all the PacMag Shares, together with all rights and entitlements attaching to those PacMag Shares as at that date will be transferred to Entrée Australia; and

(d)	PacMag must enter the name of Entrée Australia in the Register as the holder of all those PacMag Shares.

4.4	Satisfaction of Share Scheme Consideration

Entrée will, on the Implementation Date provide the Share Scheme Consideration as follows:

(a)
in the case of the cash component of the Share Scheme Consideration, Entrée will pay to each Share Scheme Participant such amount of the cash component of the Share Scheme Consideration as that Share Scheme Participant is entitled to under this Share Scheme for each PacMag Share registered in the name of that Share Scheme Participant in Canadian currency by sending or procuring the dispatch to each such Share Scheme Participant by airmail (if possible) or ordinary mail to the address of that Share Scheme Participant recorded in the Register at the Record Date a cheque for the amount of the cash component of the Share Scheme Consideration due to that Share Scheme Participant;

(b)	in the case of that part of the Share Scheme Consideration comprising Entrée Shares:

(i)
if the Share Scheme Participant is an Ineligible Foreign Security holder, Entrée issuing to the Nominee 0.1018 Entrée Shares for each PacMag Share registered in the name of that Share Scheme Participant in accordance with the provisions of this Share Scheme; and

(ii)
otherwise, Entrée issuing to the Share Scheme Participants 0.1018 Entrée Shares for each PacMag Share registered in the name of that Share Scheme Participant in accordance with the provisions of this Share Scheme.

Any fractional entitlement of a Share Scheme Participant to Entrée Shares will be rounded up to the nearest whole number of Entrée Shares if the fractional entitlement is 0.5 or more or down to the nearest whole number of Entrée Shares if the fractional entitlement is less than 0.5.

7

4.5	PacMag to execute share transfer forms

PacMag will execute the share transfer forms referred to in clause 16.3 and will deliver those share transfer forms to the Share Registry for registration.

4.6	Register

Immediately following receipt of the transfer forms in respect of the PacMag Shares, PacMag will (subject to the terms and conditions of the Share Scheme) enter the name of Entrée Australia in the Register in respect of all the PacMag Shares.

4.7	Agree to Become Shareholder

Each Share Scheme Participant, other than an Ineligible Foreign Security holder whose Share Scheme Consideration is issued to the Nominee, agrees:

(a)	to become a shareholder of Entrée;

(b)	to have their name entered in the Entrée register of shareholders and accept the Entrée Shares issued by way of part satisfaction of the Share Scheme Consideration; and

(c)	to be bound by the constitution of Entrée.

5.	INELIGIBLE FOREIGN SECURITY HOLDERS

Where clause 16.4(b) applies in relation to the Share Scheme Consideration of a Share Scheme Participant, PacMag will procure that the Nominee:

(a)
as soon as reasonably practicable, sells for the benefit of the Share Scheme Participant all the Entrée Shares issued to the Nominee under clause 16.4 in consideration for the transfer of the Share Scheme Participant's PacMag Shares;

(b)
accounts to the Ineligible Foreign Security holder for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Security holders receive the same price per Entrée Share subject to rounding to the nearest whole cent) and any income referable to those Entrée Shares, after deduction of any applicable brokerage, stamp duty and other taxes and charges, at the Ineligible Foreign Security holder's risk in full satisfaction of the Ineligible Foreign Security holder's rights under clause 16; and

(c)
remits the net proceeds of sale in respect of the Ineligible Foreign Security holder's entitlement under this clause 17, such proceeds to be dispatched by airmail (if possible) or ordinary mail to the Ineligible Foreign Shareholder's address as shown in the Register by cheque either in:

(i)	Canadian currency drawn on a Canadian bank; or

(ii)
the currency of the country of the Ineligible Foreign Security holder's address in the Register at the Record Date, being converted at the exchange rate between that currency and Canadian currency at a date not more than 15 Business Days after the sale of the last of the Ineligible Foreign Security holders' entitlements.

8

6.	UNMARKETABLE PARCELS

If the Entrée Shares which would be issued as part of the Share Scheme Consideration to any particular Share Scheme Participant would not constitute a Marketable Parcel (calculated having regard to the Entrée Shares on the TSX on the Implementation Date), then in respect of the number of Entrée Shares to which the Share Scheme Participant would otherwise be entitled, the Share Scheme Participant will be given the option to have those Entrée Shares allotted to a nominee approved by Entrée who will sell those Entrée Shares as soon as practicable (at the risk of the Share Scheme Participant) and pay the proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Share Scheme Participant in full satisfaction of that Share Scheme Participant's right to that part of the Share Scheme Consideration comprising Entrée Shares under this Share Scheme.

7.	DEALINGS IN PACMAG SHARES

7.1	Dealings on or Prior to Record Date

(a)	No PacMag Shareholder shall dispose of or purport or agree to dispose of any PacMag Shares or any interest therein after the close of trading of PacMag Shares on ASX on the Effective Date.

(b)	For the purpose of establishing who are Share Scheme Participants, dealings in PacMag Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS the transferee is registered in the Register as the holder of the relevant PacMag Shares by 5.00pm on the Record Date; and

(ii)	in all other cases, if registrable transfers or transmission applications in respect of those dealings are received on or before 5.00pm on the Record Date at the place where the Register is kept.

(c)	PacMag must register transfers or registrable transmission applications of the type referred to in clause 7.1(b) by 5.00pm on the Record Date.

7.2	Dealings after Record Date

(a)	PacMag will not accept for registration or recognise for any purpose any transfer or transmission application in respect of PacMag Shares received after the Record Date.

(b)
For the purpose of determining entitlements to the Share Scheme Consideration, PacMag will, until the Share Scheme Consideration has been satisfied and issued in accordance with this Share Scheme, maintain the Register in accordance with this clause 19 and the Register in this form will solely determine entitlements to the Share Scheme Consideration.  As from 5.00 pm on the Record Date, each entry current on the Register relating to the PacMag Shares will cease to be of any effect other than as evidence of entitlement to the Share Scheme Consideration in respect of the PacMag Shares relating to that entry.

(c)
All share certificates and holding statements for the PacMag Shares shall from 5.00 pm on the Record Date cease to have effect as documents of title in respect of such PacMag Shares, other than for the purpose of requesting registration of dealings in the Shares in accordance with clause 19.1.

9

7.3	Provision of Information

PacMag must procure that as soon as reasonably practicable, details of the names, registered addresses and holdings of PacMag Shares of every Share Scheme Participant as shown in the Register at the Record Date are available to Entrée in such form as Entrée may reasonably require.

8.	QUOTATION OF PACMAG SHARES

(a)
It is expected that suspension of trading on the ASX in PacMag Shares will occur from the close of business on the day on which PacMag notifies the ASX that the Court has approved the Share Scheme under section 411(4)(b) of the Corporations Act.

(b)
PacMag will not do anything to cause PacMag Shares to cease being quoted on ASX or to become permanently suspended from quotation prior to completion of the acquisition of PacMag by Entrée Australia through implementation of the Schemes in accordance with the terms of the Scheme Implementation Agreement unless Entrée agrees in writing.

9.	ENTRÉE SHARES

9.1	Approval for Official Quotation

Before, or immediately following, the Second Court Date application will be made by Entrée for admission to trading of the Entrée Shares that comprise part of the Share Scheme Consideration on the TSX and NYSE Amex conditional upon allotment and issue.

9.2	Entrée Shares

All Entrée Shares issued pursuant to the Share Scheme will rank pari passu in all respects with other Entrée Shares on issue at the Effective Date.

9.3	Obligations to satisfy

The obligations of Entrée and Entrée Australia to satisfy that component of the Share Scheme Consideration comprising the Entrée Shares, in favour of each of the PacMag Shareholders shall be effected by Entrée and Entrée Australia procuring the following:

10

(a)
entry in the Entrée register of each Share Scheme Participant (other than Ineligible Foreign Security holders) in respect of the Entrée Shares issued to the Share Scheme Participant in accordance with this Share Scheme;

(b)	entry of the name of the Nominee in the Entrée register in respect of the Entree Shares that would be otherwise due to each Ineligible Foreign Security holder in accordance with this Share Scheme; and

(c)
on the Implementation Date, sending or procuring the dispatch to each Share Scheme Participant or the Nominee, as the case may be, by airmail (if possible) or ordinary mail to the address of that Share Scheme Participant or Nominee recorded in the Register at the Record Date, holding statements for the Entrée Shares issued to that Share Scheme Participant or the Nominee, as the case may be, as determined in accordance with the Share Scheme.  In the case of joint holders of PacMag Shares, the Entree Shares shall be forwarded to the holder whose name appears first in the Register on the Record Date.

10.	GENERAL SCHEME PROVISIONS

10.1	Variations, alterations and conditions

If the Court proposes to approve the Share Scheme subject to any alterations or conditions, PacMag may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Entrée has consented.

10.2	Further actions

(a)	PacMag must use its best endeavours to enforce the Scheme Implementation Agreement.

(b)
The PacMag Shareholders consent to PacMag doing all things necessary or incidental to the implementation of the Share Scheme and the Share Scheme binds PacMag and all of the PacMag Shareholders (including those who do not attend the Share Scheme Meeting or vote at the Share Scheme Meeting).

(c)	PacMag will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Share Scheme.

10.3	Communications

(a)
Where a notice, transfer, transmission application, direction or other communication referred to in the Share Scheme is sent by post to PacMag, it shall not be deemed to be received in the ordinary course of post on a date other than the date (if any) on which it is actually received at PacMag's registered office or at its Share Registry.

(b)
The accidental omission to give notice of the Share Scheme Meeting to any Share Scheme Participant or the non-receipt of such a notice by any Share Scheme Participant will not, unless so ordered by the Court, invalidate the Share Scheme Meeting or the proceedings at that meeting.

11

10.4	Share Scheme Participant warranties

Each Share Scheme Participant is deemed to have warranted to Entrée and Entrée Australia that all their PacMag Shares (including any rights attaching to those shares) which are transferred to Entrée Australia under the Share Scheme will as at the date of the transfer of them to Entrée Australia, be fully paid and, to the extent permitted by law, free from all mortgages, charges, liens, encumbrances, pledges and security interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that such Share Scheme Participant has full power and capacity to sell and to transfer such PacMag Shares together with any rights attaching to such shares.

10.5	Authority prior to registration

Pending registration by PacMag of Entrée Australia in the Register as the holder of all the PacMag Shares (other than those held by Entrée):

(a)	Entrée Australia shall be beneficially entitled to the PacMag Shares to be transferred to it under the Share Scheme; and

(b)
each Share Scheme Participant is deemed to have appointed Entrée Australia as its sole proxy, and, where appropriate, its corporate representative, to attend shareholders meetings, exercise the votes attached to the PacMag Shares registered in such Share Scheme Participant's name and sign any shareholders resolution and no Share Scheme Participant may itself attend or vote at any such meetings or sign any resolutions, whether in person or otherwise by proxy or corporate representative.

10.6	Inconsistency

To the extent of any inconsistency between this Share Scheme and PacMag's Constitution, the Share Scheme to the extent not otherwise prevented at law, overrides the PacMag Constitution and binds PacMag and the PacMag Shareholders.

10.7	Governing law

The proper law of the Share Scheme is the law of the State of Western Australia.

12

SCHEDULE

PacMag Options

Number	Series	Exercise Price	Expiry Date
1,291,585	PMHAM	$1.102 each	29 February 2012
1,000,000	PMHAP	$0.152 each	17 November 2010
1,000,000	PMHAQ	$0.202 each	17 November 2010
2,083,336	PMHAI	$0.30 each	30 June 2011
3,000,000	PMHAK	$0.252 each	16 June 2011

1

ANNEXURE 6

OPTION SCHEME OF ARRANGEMENT

SCHEME OF ARRANGEMENT

PURSUANT TO SECTION 411 OF THE CORPORATIONS ACT

BETWEEN

PACMAG METALS LIMITED ACN 066 353 231 of Level 2, 33 Ord Street, West Perth, Western Australia ("PacMag")

AND

EACH PERSON REGISTERED AS A HOLDER OF OPTIONS IN PACMAG AT THE RECORD DATE

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Option Scheme:

"ASIC" means the Australian Securities and Investments Commission;

"ASX" means the Australian Securities Exchange operated by ASX Limited ACN 008 624 691;

"Business Day" means a weekday on which trading banks are open for business in Perth, Western Australia and Vancouver, British Columbia;

"Corporations Act" means the Corporations Act 2001 (Cth) and the regulations made under the Act;

"Court" means the Federal Court of Australia or the Supreme Court of Western Australia;

"Effective" means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Schemes, including the Option Scheme, but in any event at no time before an office copy of the orders of the Court is lodged with ASIC;

"Effective Date" means the date on which the Schemes, including the Option Scheme, become Effective;

"End Date" means 30 June 2010 or such later date as Entrée and PacMag agree in writing;

1

"Entrée" means Entrée Gold Inc., Company No: C0725704, a company incorporated under the laws of British Columbia, Canada and with a registered address of Suite 1201, 1166 Alberni Street, Vancouver, Canada;

"Entrée Australia" means Entrée Australia Pty Ltd ACN 140 745 768, a wholly-owned subsidiary of Entrée;

"Entrée Share" means a fully paid ordinary share in Entrée;

"Implementation Date" means the fifth Business Day following the Record Date or such other date as agreed by the parties in writing;

"Ineligible Foreign Security holders" means an Option Scheme Participant whose address, as shown in the Register, is in a jurisdiction otherwise than where Entrée (in its sole discretion) regards that the issue and allotment of Entrée Shares, either unconditionally or after compliance with conditions, in that jurisdiction under the Option Scheme is acceptable and not unduly onerous;

"Listing Rules" means the official listing rules of ASX;

"Nominee" means a nominee for the Ineligible Foreign Security holders as approved by PacMag, Entrée and ASIC if required, pursuant to the Scheme Implementation Agreement;

"Non-Scheme Option" means an option to subscribe for a PacMag Share which are not included in the series as detailed in the Schedule;

"Option Scheme" means this scheme of arrangement between PacMag and PacMag Optionholders under Part 5.1 of the Corporations Act, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and approved in writing by PacMag and Entrée;

"Option Scheme Consideration" means for every PacMag Option held at the Record Date, such number of Entrée Shares and CAD$ cash as specified opposite the relevant series of PacMag Option detailed in the Schedule;

"Option Scheme Deed Poll" means the Deed Poll dated [insert] 2009 executed by Entrée in favour of the Option Scheme Participants;

"Option Scheme Meeting" means the meeting of PacMag Optionholders ordered by the Court to be convened pursuant to Section 411(1) of the Corporations Act;

"Option Scheme Participants" means PacMag Optionholders as at the Record Date;

"PacMag Constitution" means the constitution of PacMag as amended from time to time;

"PacMag Director" means a director of PacMag;

2

"PacMag Option" means an option to subscribe for a PacMag Share comprising the series as detailed in the Schedule;

"PacMag Optionholder" means each person entered in the Register as a holder of PacMag Options at the "snapshot" date for the Option Scheme Meeting or at the Record Date, as the context requires;

"PacMag Share" means a fully paid ordinary share in PacMag;

"PacMag Shareholder" means each person entered in the Register as a holder of PacMag Shares at the "snapshot" date for the Share Scheme Meeting at the Record Date, as the context requires;

"Record Date" means 5.00pm on the fifth Business Day following the Effective Date, or any other date agreed by Entrée and PacMag in writing to be the record date to determine entitlements to receive the Option Scheme Consideration under the Option Scheme;

"Register" means the securities registers of PacMag (including PacMag Shareholders and PacMag Optionholders) maintained in accordance with the Corporations Act;

"Scheme Implementation Agreement" means the Scheme Implementation Agreement dated 28 November 2009 between Entrée and PacMag relating to the implementation of the Schemes;

"Schemes" means the inter-conditional schemes of arrangement between PacMag and PacMag Shareholders (the Share Scheme) and PacMag and PacMag Optionholders (the Option Scheme) under Part 5.1 of the Corporations Act;

"Schemes Orders" means the orders granted by the Court under Part 5.1 of the Act to give approval to the Schemes;

"Second Court Date" means the first day on which the Court hears the application for order under section 411(4)(b) approving the Option Scheme;

"Share Registry" means Link Market Services Ltd, who maintains the Register on behalf of PacMag;

"Share Scheme" means the proposed scheme of arrangement for the PacMag Shares subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and approved in writing by PacMag and Entree;

"Share Scheme Meeting" means the meeting of PacMag Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act;

"Share Scheme Participants" means PacMag Shareholders as at the Record Date; and

"TSX" means the Toronto Stock Exchange.

3

1.2	Interpretation

(a)
Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(b)	A reference to:

(i)	legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person;

(v)	anything (including a right, obligation or concept) includes each part of it; and

(vi)	a recital, clause, schedule, annexure or exhibit is to a recital, clause, schedule, annexure or exhibit of or to this document and a reference to this document includes any schedule or annexure.

(c)	A singular word includes the plural, and vice versa.

(d)	A word which suggests one gender includes the other genders.

(e)	If a word is defined, another part of speech or grammatical form of the expression has a corresponding meaning.

(f)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(g)	A reference to $ or dollar or CAD is to Canadian currency, unless expressed otherwise.

(h)	A reference to this document includes the arrangement recorded by this document.

4

(i)	Each representation and warranty is a separate warranty and representation and its meaning is not affected by any other representation or warranty.

(j)	A reference to a Chapter, Part, Division or section is a reference to a Chapter, Part, Division or section of the Corporations Act.

(k)	A reference to time in this document is a reference to the time in Perth, Australia.

1.3	Business Days

If the day on or by which a person must do something under this document is not a Business Day, the person must do it on or by the next Business Day.

2.	PRELIMINARY MATTERS

2.1	PacMag

(a)	PacMag is a public company incorporated in Australia and is a company limited by shares.

(b)	PacMag has been admitted to the official list of the ASX and only PacMag Shares have been granted official quotation on the ASX.

(c)	On 28 November 2009, 144,667,639 PacMag Shares were on issue.

(d)	On 28 November 2009, 8,374,921 PacMag Options were on issue.

(e)	On 28 November 2009, 400,000 Non-Scheme Options were on issue.

2.2	Entrée and Entrée Australia

(a)	Entrée Australia is a proprietary company registered in Australia and is limited by shares. Entrée Australia is a wholly-owned subsidiary of Entrée, a company incorporated under Canadian law.

(b)	Entrée is listed on the TSX and the NYSE Amex and Entrée Shares are traded on the TSX and the NYSE Amex.

2.3	Scheme Implementation Agreement

PacMag and Entrée have entered into the Scheme Implementation Agreement to enable and procure that the Schemes proceed.

2.4	Option Scheme Deed Poll

Entrée has executed the Option Scheme Deed Poll in favour of the Option Scheme Participants, pursuant to which it has covenanted to perform its obligations under the Option Scheme, including to satisfy the Option Scheme Consideration.

5

3.	CONDITIONS

3.1	Conditions

The Option Scheme is conditional upon:

(a)	the Scheme Implementation Agreement and the Option Scheme Deed Poll being and remaining at all times in full force and effect;

(b)
all of the conditions set out in clause 2.1 of the Scheme Implementation Agreement other than clauses 2.1(c) and (n), being final Court approvals of the Schemes, having been satisfied or waived in accordance with the terms of the Scheme Implementation Agreement;

(c)
approval of the Option Scheme by a majority in number of the PacMag Optionholders present and voting, either in person or by proxy, being a majority whose debts or claims against PacMag amount in the aggregate to at least 75% of the total amount of the debts and claims of the Optionholders present and voting, either in person or by proxy, at a meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act;

(d)
approval of the Share Scheme by a majority in number of the PacMag Shareholders present and voting, either in person or by proxy, being a majority whose votes represent not less than 75% of the total number of votes cast on the resolution at a meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act;

(e)	approval by the Court of the Share Scheme pursuant to section 411(4)(b) of the Corporations Act;

(f)	approval by the Court of the Option Scheme pursuant to section 411(4)(b) of the Corporations Act;

(g)	the ASX granting a waiver from Listing Rule 6.23 in relation to the Option Scheme or PacMag Shareholders giving any necessary approvals under Listing Rule 6.23; and

(h)	the Schemes becoming Effective by no later than the End Date.

3.2	End Date

The Option Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date.

4.	THE OPTION SCHEME

4.1	Court Order and Effective Date

As soon as practicable following approval of the Option Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, PacMag will lodge with ASIC an office copy of the Court orders approving the Schemes, including the Option Scheme.  The Schemes, including the Option Scheme, will then be Effective and the lodgement date will be the Effective Date.

6

4.2	Appointment of PacMag as Attorney

Each Option Scheme Participant, without the need for any further act, irrevocably appoints PacMag and each and all of its directors and officers (jointly and severally) as their attorney and agent for the purpose of executing any document necessary to give effect to the Option Scheme and is otherwise deemed to join and concur in all acts and transactions as are necessary on the part of the Option Scheme Participant to give effect to the Option Scheme.

4.3	Cancellation of PacMag Options

On the Implementation Date subject to clause 4.4 all of the debts and claims evidenced by the PacMag Options and all of the rights and obligations pertaining to the PacMag Options shall be cancelled and extinguished without the need for any further act by any Option Scheme Participant, upon which each Option Scheme Participant will be entitled to receive the Option Scheme Consideration in accordance with the terms of the Option Scheme.

4.4	Satisfaction of Option Scheme Consideration

Entrée will, on the Implementation Date provide the Option Scheme Consideration as follows:

(a)	in the case of the cash component of the Option Scheme Consideration

Entrée will pay to each Option Scheme Participant such amount of the cash component of the Option Scheme Consideration as that Option Scheme Participant is entitled to under this Option Scheme for each PacMag Option registered in the name of that Option Scheme Participant in Canadian currency by sending or procuring the dispatch to each such Option Scheme Participant by airmail (if possible) or ordinary mail to the address of that Option Scheme Participant recorded in the Register at the Record Date a cheque for the amount of the cash component of the Option Scheme Consideration due to that Option Scheme Participant;

(b)	in the case of that part of the Option Scheme Consideration comprising Entrée Shares:

(i)
if the Option Scheme Participant is an Ineligible Foreign Security holder, Entrée issuing to the Nominee such number of Entrée Shares for each PacMag Option registered in the name of that Option Scheme Participant in accordance with the provisions of this Option Scheme; and

(ii)
otherwise, Entrée issuing to the Option Scheme Participants such number of Entrée Share for each PacMag Option registered in the name of that Option Scheme Participant in accordance with the provisions of this Option Scheme.

Any fractional entitlement of an Option Scheme Participant to Entrée Shares will be rounded up to the nearest whole number of Entrée Shares if the fractional entitlement is 0.5 or more or down to the nearest whole number of Entrée Shares if the fractional entitlement is less than 0.5.

7

4.5	Agree to Become Shareholder

Each Option Scheme Participant, other than an Ineligible Foreign Security holder whose Option Scheme Consideration is issued to the Nominee, agrees:

(a)	to become a shareholder of Entrée;

(b)	to have their name entered in the Entrée register of shareholders and accept the Entrée Shares issued by way of satisfaction of the Option Scheme Consideration; and

(c)	to be bound by the constitution of Entrée.

5.	INELIGIBLE FOREIGN SECURITY HOLDERS

Where clause 16.4(a) applies in relation to the Option Scheme Consideration of an Option Scheme Participant, PacMag will procure that the Nominee:

(a)
as soon as reasonably practicable, sells for the benefit of the Option Scheme Participant all the Entrée Shares issued to the Nominee under clause 16.4(a) in consideration for the cancellation and extinguishment of the debts and claims evidenced by, and the rights and obligations pertaining to, the Option Scheme Participant's PacMag Options;

(b)
accounts to the Ineligible Foreign Security holder for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Security holders receive the same price per Entrée Share, subject to rounding to the nearest whole cent) and any income referable to those Entrée  Shares, after deduction of any applicable brokerage, stamp duty and other taxes and charges, at the Ineligible Foreign Security holder's risk in full satisfaction of the Ineligible Foreign Security holder's rights under clause 16; and

(c)
remits the net proceeds of sale in respect of the Ineligible Foreign Security holder's entitlement under this clause 17, such proceeds to be dispatched by airmail (if possible) or ordinary mail to the Ineligible Foreign Security holder's address as shown in the Register by cheque either in:

(i)	Canadian currency drawn on a Canadian bank; or

(ii)
the currency of the country of the Ineligible Foreign Security holder's address in the Register at the Record Date, being converted at the exchange rate between that currency and Canadian currency at a date not more than 15 Business Days after the sale of the last of the Ineligible Foreign Security holders' entitlements.

8

6.	DEALINGS IN PACMAG OPTIONS

6.1	Dealings on or Prior to Record Date

(a)
No PacMag Optionholder shall exercise or purport or agree to exercise any PacMag Options on or after the Effective Date and PacMag shall not, and shall not be obliged to, recognise or accept any notice purporting to exercise any PacMag Option which is received by PacMag after the Effective Date.

(b)
In relation to PacMag Options which are transferable, for the purpose of establishing who are Option Scheme Participants, dealings in PacMag Options will only be recognised if registrable transfers or transmission applications in respect of those dealings are received on or before 5.00pm on the Record Date at the place where the Register is kept.

(c)	PacMag must register transfers or registrable transmission applications of the type referred to in clause 6.1(b) by 5.00pm on the Record Date.

6.2	Dealings after Record Date

(a)
In relation to PacMag Options which are transferable, PacMag will not accept for registration or recognise for any purpose any transfer or transmission application in respect of PacMag Options received after the Record Date.

(b)
For the purpose of determining entitlements to the Option Scheme Consideration, PacMag will, until the Option Scheme Consideration has been satisfied and issued in accordance with this Scheme, maintain the Register in accordance with this clause 28 and the Register in this form will solely determine entitlements to the Option Scheme Consideration.  As from 5.00 pm on the Record Date, each entry current on the Register relating to the PacMag Options will cease to be of any effect other than as evidence of entitlement to the Option Scheme Consideration in respect of the PacMag Options relating to that entry.

(c)
All option certificates for the PacMag Options shall from 5.00pm on the Record Date cease to have effect as documents of title in respect of such PacMag Options, other than for the purpose of requesting registration of dealings in the PacMag Options in accordance with clause 19.1.

6.3	Provision of Information

PacMag must procure that as soon as reasonably practicable, details of the names, registered addresses and holdings of PacMag Options of every Option Scheme Participant as shown in the Register at the Record Date are available to Entrée in such form as Entrée may reasonably require.

9

7.	ENTRÉE SHARES

7.1	Approval for Official Quotation

Before, or immediately following, the Second Court Date application will be made by Entrée for admission to trading of the Entrée Shares that comprise part of the Option Scheme Consideration on the TSX and NYSE Amex conditional upon allotment and issue.

7.2	Entrée Shares

All Entrée Shares issued pursuant to the Option Scheme will rank pari passu in all respects with other Entrée Shares on issue at the Effective Date.

7.3	Obligations to satisfy

The obligations of Entrée and Entrée Australia to satisfy that component of the Option Scheme Consideration comprising the Entrée Shares, in favour of each PacMag Optionholder shall be effected by Entrée and Entrée Australia procuring the following:

(a)
entry in the Entrée register of each Option Scheme Participant (other than Ineligible Foreign Security holders) in respect of the Entrée Shares issued to the Option Scheme Participant in accordance with this Option Scheme;

(b)	entry of the name of the Nominee in the Entrée register in respect of the Entrée Shares that would be otherwise due to each Ineligible Foreign Security holder in accordance with this Option Scheme;

(c)
all matters to assist PacMag in relation to the cancellation and extinguishment of the debts and claims evidenced by, and the rights and obligations pertaining to, the PacMag Options in accordance with the Option Scheme; and

(d)
on the Implementation Date, sending or procuring the dispatch to each Option Scheme Participant or the Nominee, as the case may be, by airmail (if possible) or ordinary mail to the address of that Option Scheme Participant or Nominee recorded in the Register at the Record Date, holding statements for the Option Scheme Consideration issued to that Option Scheme Participant or the Nominee, as the case may be, as determined in accordance with the Option Scheme.  In the case of joint holders of PacMag Options, the Option Scheme Consideration shall be forwarded to the holder whose name appears first in the Register on the Record Date.

10

8.	GENERAL OPTION SCHEME PROVISIONS

8.1	Variations, alterations and conditions

If the Court proposes to approve the Option Scheme subject to any alterations or conditions, PacMag may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Entrée has consented.

8.2	Further actions

(a)	PacMag must use its best endeavours to enforce the Scheme Implementation Agreement.

(b)
The Option Scheme Participants agree to the cancellation and extinguishments of the debts and claims evidenced by, and the rights and obligations pertaining to, the PacMag Options in accordance with the terms of the Option Scheme.

(c)
The PacMag Optionholders consent to PacMag doing all things necessary or incidental to the implementation of the Schemes and the Option Scheme binds PacMag and all of the PacMag Optionholders (including those who do not attend the Option Scheme Meeting or vote at the Option Scheme Meeting).

(d)	PacMag will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Schemes.

8.3	Communications

(a)
Where a notice, transfer, transmission application, direction or other communication referred to in the Option Scheme is sent by post to PacMag, it shall not be deemed to be received in the ordinary course of post on a date other than the date (if any) on which it is actually received at PacMag's registered office or at its Share Registry.

(b)
The accidental omission to give notice of the Option Scheme Meeting to any Option Scheme Participant or the non-receipt of such a notice by any Option Scheme Participant will not, unless so ordered by the Court, invalidate the Option Scheme Meeting or the proceedings at that meeting.

8.4	Inconsistency

To the extent of any inconsistency between this Option Scheme and PacMag's Constitution, the Option Scheme to the extent not otherwise prevented at law, overrides the PacMag Constitution and binds PacMag and the PacMag Optionholders.

8.5	Governing law

The proper law of the Option Scheme is the law of the State of Western Australia.

11

SCHEDULE

PacMag Options

Number	Series	Exercise Price	Expiry Date	Total Option Scheme Consideration for each series	Option Scheme Consideration to be provided to Option Scheme Participants for each PacMag Option held
1,291,585	PMHAM	$1.102 each	29 February 2012	13,781 Entrée Shares and CAD$16,088.29	0.0107 Entrée Shares and CAD$0.0125
1,000,000	PMHAP	$0.152 each	17 November 2010	48,138 Entrée Shares and CAD$56,197.92	0.0481 Entrée Shares and CAD$0.0562
1,000,000	PMHAQ	$0.202 each	17 November 2010	39,205 Entrée Shares and CAD$45,769.44	0.0392 Entrée Shares and CAD$0.0458
2,083,336	PMHAI	$0.30 each	30 June 2011	67.720 Entrée Shares and CAD$79,058.60	0.0325 Entrée Shares and CAD$0.0379
3,000,000	PMHAK	$0.252 each	16 June 2011	110,172 Entrée Shares and CAD$128,617.92	0.0367 Entrée Shares and CAD$0.0429

12

ANNEXURE 7

SHARE SCHEME DEED POLL

DEED POLL

DATE                                                       2010

BY

ENTRÉE GOLD INC. (Company No. C0725704) ("Entrée") in favour of each holder of PacMag Shares in PACMAG METALS LIMITED (ACN 066 353 231) ("PacMag") on the Record Date ("Share Scheme Participant").

BACKGROUND

A.	On 28 November 2009, Entrée and PacMag entered into a scheme implementation agreement ("Scheme Implementation Agreement") that sets out the steps and arrangements necessary to implement the Schemes.

B.
Under the Share Scheme, all of the PacMag Shares will be transferred to Entrée Australia and in exchange PacMag Shareholders will receive from Entrée, 0.1018  Entrée Shares and CAD$0.0415 cash for each PacMag Share.

C.	Entrée enters into this deed poll for the purposes of covenanting in favour of each Share Scheme Participant to perform certain obligations.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this deed poll, unless the context requires otherwise, expressions which are defined in the Scheme Implementation Agreement or the Scheme Booklet have the same meaning in this deed poll.

"Entrée Australia" means Entrée Australia Pty Ltd ACN 140 745 768, a wholly-owned subsidiary of Entrée.

"Scheme Booklet" includes the explanatory statement relating to the schemes of arrangement between PacMag and the Scheme Participants (to which this document will form an Appendix) to be sent to PacMag Shareholders and PacMag Optionholders in accordance with section 412(1)(a) of the Corporations Act.

1.2	Interpretation

In this deed poll, unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	the headings are used for convenience only and do not affect the interpretation of this document;

1

(c)	a reference to a document includes the document as modified from time to time and any document replacing it;

(d)	if something is to be done on a day which is not a Business Day then that thing must be done on the next or following Business Day;

(e)	money amounts are stated in Canadian currency unless otherwise specified; and

(f)	if a word is defined, another part of speech or grammatical form of that expression has a corresponding meaning.

1.3	Nature of Deed Poll

Entrée acknowledges that this deed poll may be relied on and enforced by any Share Scheme Participant in accordance with its terms even though the Share Scheme Participant is not party to it; and the Scheme Implementation Agreement and Scheme Booklet shall be produced for that purpose.

2.	COMMENCEMENT AND TERMINATION

2.1	Commencement

Entrée's obligations under clause 3 commence when all of the conditions set out in clause 3.1 of the Share Scheme which forms Annexure 1 to the Scheme Booklet have been satisfied or waived.

2.2	Termination

This deed poll and the obligations of Entrée under this deed poll to Share Scheme Participants will automatically terminate and the terms of this deed poll will be of no further force or effect if the Scheme Implementation Agreement is terminated in accordance with its terms prior to the Effective Date.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Entrée is released from its obligations to further perform this deed poll; and

(b)	Share Scheme Participants retain the rights they have against Entrée in respect of any breach of this deed poll by Entrée which occurred before termination of this deed poll.

2

3.	ENTRÉE'S OBLIGATIONS

In accordance with clause 5.2 of the Scheme Implementation Agreement, Entrée covenants in favour of each Share Scheme Participant to:

(a)
upon the transfer to Entrée Australia of all of the PacMag Shares on issue at the Record Date, and in consideration for that transfer, provide or procure the issue of the Scheme Consideration to each Share Scheme Participant in accordance with the Share Scheme; and

(b)	otherwise do all things necessary or expedient on its part, and on the part of Entrée Australia to implement the Share Scheme.

4.	REPRESENTATIONS AND WARRANTIES

Entrée represents and warrants that:

(a)	it is a validly existing corporation registered under the laws of its place of incorporation;

(b)	it has full legal capacity and power to enter into this deed poll and to carry out the transactions that this deed poll contemplates;

(c)	all corporate action has been taken that is necessary or desirable to authorise its entry into this deed poll and its carrying out of the transactions that this deed poll contemplates;

(d)	the Entrée Shares to be issued pursuant to the Scheme will be validly issued and will be issued by Entrée free from any encumbrances; and

(e)
this deed poll constitutes legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.

5.	GENERAL

5.1	Continuing obligations

This deed poll is irrevocable and remains in full force and effect until:

(a)	Entrée has completely performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 32.2.

5.2	No assignment

A party cannot assign or otherwise transfer the benefit of this deed poll.

5.3	No variation

This deed poll cannot be waived or varied except in writing signed by the person granting the waiver and unless the variation is agreed to by PacMag, in which event Entrée will enter into a further deed poll in favour of each Share Scheme Participant giving effect to the amendment.

3

5.4	Notices

Any notice or other communication to Entrée under this deed poll:

(a)	may be given by personal service, post or facsimile;

(i)	must be in writing, legible and in English addressed as shown below:

Entrée Gold Inc

Address:	Suite 1201, 1166 Alberni Street, Vancouver, Canada, BC V6E3Z3
Attention:	Company Secretary
Facsimile:	+ 1 604 687 4770

(ii)	or to any other address the addressee requests in writing;

(b)	is deemed to be given by the sender and received by the addressee:

(i)	if delivered in person, when delivered to the addressee;

(ii)	if posted, 2 Business Days (or 6, if addressed outside Australia) after the date of posting to the addressee whether delivered or not; or

(iii)
if sent by facsimile transmission, on the date shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause, but if the delivery or receipt is on a day which is not a Business Day or is after 5.00 pm (addressee's time) it is deemed to have been received at 9.00 am (addressee’s time) on the next Business Day.

5.5	Governing Law and Jurisdictions

This deed poll is governed by and must be construed in accordance with the laws of Western Australia.  Entrée submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia, and any court that may hear appeals from any of those courts, in respect of all matters or things arising out of this deed poll.

5.6	Stamp Duty

All stamp duty (including fines and penalties, if any) payable in respect of this deed poll or any instrument created in connection with it must be borne by Entrée.

4

EXECUTED as a deed poll.

EXECUTED by ENTRÉE GOLD INC.

Signature of director	Signature of director/secretary

Full Name	Full Name

5

ANNEXURE 8

OPTION SCHEME DEED POLL

DEED POLL

DATE                                                       2010

BY

ENTRÉE GOLD INC. (Company No. C0725704) ("Entrée") in favour of each holder of PacMag Options in PACMAG METALS LIMITED (ACN 066 353 231) ("PacMag") on the Record Date ("Option Scheme Participant").

BACKGROUND

A.	On 28 November 2009, Entrée and PacMag entered into a scheme implementation agreement ("Scheme Implementation Agreement") that sets out the steps and arrangements necessary to implement the Schemes.

B.	Under the Option Scheme, all PacMag Options will be cancelled and in consideration PacMag Optionholders will receive from Entrée, the Option Scheme Consideration in accordance with the Option Scheme.

C.	Entrée enters into this deed poll for the purposes of covenanting in favour of each Option Scheme Participant to perform certain obligations.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this deed poll, unless the context requires otherwise, expressions which are defined in the Scheme Implementation Agreement or the Scheme Booklet have the same meaning in this deed poll.

"Entrée Australia" means Entrée Australia Pty Ltd ACN 140 745 768, a wholly-owned subsidiary of Entrée.

"Scheme Booklet" includes the explanatory statement relating to the schemes of arrangement between PacMag and the Scheme Participants (to which this document will form an Appendix) to be sent to PacMag Shareholders and PacMag Optionholders in accordance with section 412(1)(a) of the Corporations Act.

1.2	Interpretation

In this deed poll, unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	the headings are used for convenience only and do not affect the interpretation of this document;

1

(c)	a reference to a document includes the document as modified from time to time and any document replacing it;

(d)	if something is to be done on a day which is not a Business Day then that thing must be done on the next or following Business Day;

(e)	money amounts are stated in Canadian currency unless otherwise specified; and

(f)	if a word is defined, another part of speech or grammatical form of that expression has a corresponding meaning.

1.3	Nature of Deed Poll

Entrée acknowledges that this deed poll may be relied on and enforced by any Option Scheme Participant in accordance with its terms even though the Option Scheme Participant is not party to it; and the Scheme Implementation Agreement and Scheme Booklet shall be produced for that purpose.

2.	COMMENCEMENT AND TERMINATION

2.1	Commencement

Entrée's obligations under clause 3 commence when all of the conditions set out in clause 3.1 of the Option Scheme which forms Annexure 2 to the Scheme Booklet have been satisfied or waived.

2.2	Termination

This deed poll and the obligations of Entrée under this deed poll to Option Scheme Participants will automatically terminate and the terms of this deed poll will be of no further force or effect if the Scheme Implementation Agreement is terminated in accordance with its terms prior to the Effective Date.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Entrée is released from its obligations to further perform this deed poll; and

(b)	Option Scheme Participants retain the rights they have against Entrée in respect of any breach of this deed poll by Entrée which occurred before termination of this deed poll.

3.	ENTRÉE'S OBLIGATIONS

In accordance with clause 5.2 of the Scheme Implementation Agreement, Entrée covenants in favour of each Option Scheme Participant to:

(a)
upon the cancellation of all of the PacMag Options, and in consideration for their cancellation, provide the Option Scheme Consideration to each Option Scheme Participant in accordance with the Option Scheme; and

(b)	otherwise do all things necessary or expedient on its part, and on the part of Entrée Australia to implement the Option Scheme.

2

4.	REPRESENTATIONS AND WARRANTIES

Entrée represents and warrants that:

(a)	it is a validly existing corporation registered under the laws of its place of incorporation;

(b)	it has full legal capacity and power to enter into this deed poll and to carry out the transactions that this deed poll contemplates;

(c)	all corporate action has been taken that is necessary or desirable to authorise its entry into this deed poll and its carrying out of the transactions that this deed poll contemplates; and

(d)
this deed poll constitutes legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.

5.	GENERAL

5.1	Continuing obligations

This deed poll is irrevocable and remains in full force and effect until:

(a)	Entrée has completely performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 37.2.

5.2	No assignment

A party cannot assign or otherwise transfer the benefit of this deed poll.

5.3	No variation

This deed poll cannot be waived or varied except in writing signed by the person granting the waiver and unless the variation is agreed to by PacMag, in which event Entrée will enter into a further deed poll in favour of each Option Scheme Participant giving effect to the amendment.

5.4	Notices

Any notice or other communication to Entrée under this deed poll:

3

(a)	may be given by personal service, post or facsimile;

(i)	must be in writing, legible and in English addressed as shown below:

Entrée Gold Inc

Address:	Suite 1201, 1166 Alberni Street, Vancouver, Canada, BC V6E3Z3
Attention:	Company Secretary
Facsimile:	+ 1 604 687 4770

(ii)	or to any other address the addressee requests in writing;

(b)	is deemed to be given by the sender and received by the addressee:

(i)	if delivered in person, when delivered to the addressee;

(ii)	if posted, 2 Business Days (or 6, if addressed outside Australia) after the date of posting to the addressee whether delivered or not; or

(iii)
if sent by facsimile transmission, on the date shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the addressee notified for the purposes of this clause, but if the delivery or receipt is on a day which is not a Business Day or is after 5.00 pm (addressee's time) it is deemed to have been received at 9.00 am (addressee’s time) on the next Business Day.

5.5	Governing Law and Jurisdictions

This deed poll is governed by and must be construed in accordance with the laws of Western Australia.  Entrée submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Western Australia, and any court that may hear appeals from any of those courts, in respect of all matters or things arising out of this deed poll.

5.6	Stamp Duty

All stamp duty (including fines and penalties, if any) payable in respect of this deed poll or any instrument created in connection with it must be borne by Entrée.

4

EXECUTED as a deed poll.

EXECUTED by ENTRÉE GOLD INC.

Signature of director	Signature of director/secretary

Full Name	Full Name

5